UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
___________________
MPG OFFICE TRUST, INC.
(Name of Subject Company)

MPG OFFICE TRUST, INC.
(Name of Persons Filing Statement)
___________________
7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share
(Title of Class of Securities)
553274200
(CUSIP Number of Class of Securities)
___________________
David L. Weinstein
MPG Office Trust, Inc.
355 South Grand Avenue, Suite 3300
Los Angeles, CA 90071
(213) 626-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
___________________
with copies to:
Julian Kleindorfer, Esq.
Bradley A. Helms, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071-1560
(213) 485-1234
___________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
___________________

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is MPG Office Trust, Inc., a Maryland corporation (“MPG Office Trust” or the “Company”). The Company’s principal executive offices are located at 355 South Grand Avenue, Suite 3300 Los Angeles, CA 90071. The Company’s telephone number at this address is (213) 626-3300.
Securities

The title of the class of equity securities to which this Statement relates is the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (“Company Preferred Stock”). As of the close of business on June 14, 2013, there were 9,730,370 shares of Company Preferred Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1. above, which information is incorporated herein by reference.

Offer

This Statement relates to the tender offer by Brookfield DTLA Inc. (“DTLA Inc.” or the “Purchaser”) a Delaware corporation and a wholly owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws of Canada (“BPO”), to purchase all of the issued and outstanding shares of Company Preferred Stock at a purchase price of $25.00 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and any amendments or supplements from time to time thereto, constitutes the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. As disclosed in the Tender Offer Statement on Schedule TO-T, dated June 14, 2013 (as amended or supplemented from time to time, the “Schedule TO”), the Purchaser and Brookfield DTLA Holdings LLC, a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013) (“Brookfield DTLA”) are affiliated with BPO.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation (“REIT Merger Sub”),

Brookfield DTLA Fund Properties LLC, a Maryland limited liability company (“Partnership Merger Sub”), the Company and MPG Office, L.P., a Maryland limited partnership (the “Partnership”). The Merger Agreement provides, upon the terms and subject to the conditions set forth therein, for the merger of the Company with and into REIT Merger Sub, with REIT Merger Sub as the surviving entity (the “Merger”). The offer is occurring in connection with the Merger and, unless the Offer is terminated, the Merger will occur subsequent to the consummation of the Offer. Pursuant to the Merger Agreement, each share of Company Preferred Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), will automatically, and without a vote by the holders of Company Preferred Stock, be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share, of Sub REIT (the “Sub REIT Preferred Stock”), which will have rights, terms and conditions that are substantially the same as those of the Company Preferred Stock. For the sake of clarity, shares of Company Preferred Stock that are not tendered pursuant to the Offer will not be cashed out in the Merger, but instead will be converted into Sub REIT Preferred Stock. The Sub REIT Preferred Stock will be issued by Sub REIT, an entity affiliated with BPO. However, BPO is not an obligor of, and is not required to provide credit support for, the Sub REIT Preferred Stock. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. In the Offer to Purchase, DTLA Inc. indicated that, prior to the consummation of the Offer, it intends to assign all its rights and obligations with respect to the Offer to a newly-formed Maryland corporation formed for the purpose of purchasing the shares of Company Preferred Stock tendered in the Offer, such newly-formed corporation to be a direct, wholly-owned subsidiary of Brookfield DTLA (the “Maryland Purchaser”). As used here-in, references to Purchaser mean DTLA Inc. and/or the Maryland Purchaser, as applicable.

As set forth in the Schedule TO, the address of the principal executive offices of Brookfield DTLA and the Purchaser is Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T31 and their telephone number is 416-369-2300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement or in the Information Statement attached to this Statement as Annex I and incorporated herein by reference, or as otherwise incorporated by reference herein, as of the date of this Statement, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between MPG Office Trust or its affiliates and its executive officers, trustees or affiliates. There are no material agreements, arrangements or understandings or actual or potential conflicts of interest between MPG Office Trust or its affiliates and BPO and its executive officers, directors or affiliates. The Information Statement, is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, because the directors of REIT Merger Sub will comprise a majority of the board of directors of the surviving entity in the Merger.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements among the Company and the Purchaser

Merger Agreement—

The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference, and is qualified in its entirety by reference to the Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Brookfield DTLA, the Purchaser or any of their respective subsidiaries or affiliates.

This summary does not purport to be complete and is qualified in its entirety by reference to the Agreement and Plan of Merger, dated as of April 24, 2013, by and among the Company, the Partnership, Brookfield DTLA, Sub REIT, REIT Merger Sub, and Partnership Merger Sub, as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among the Company, the Partnership, Brookfield DTLA, Sub REIT, REIT Merger Sub, and Partnership Merger Sub, which are filed as Exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

Guarantee—

In connection with the entry into the Merger Agreement on, April 24, 2013, BPO executed and delivered to the Company a guarantee (the “Guarantee”). Pursuant to the Guarantee, BPO has absolutely, irrevocably and unconditionally guaranteed (i) all obligations of Brookfield DTLA, Sub REIT, REIT Merger Sub, the Purchaser and Partnership Merger Sub (the “Brookfield DTLA Parties”) to pay consideration to holders of securities of the Company and the Partnership, (ii) all obligations of the Brookfield DTLA Parties in respect of payments to lenders, servicers and others in connection with obtaining the debt consents set forth on Schedule 7.05(d) of the Disclosure Schedule to the Merger Agreement and (iii) all obligations in respect of claims, judgments or other monetary liabilities arising from any breach, default or non-compliance with the Merger Agreement by any of the Brookfield DTLA Parties. However, BPO is not an obligor of, and is not required to provide credit support for, the Sub REIT Preferred Stock. This summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement—

On July 31, 2012, the Company and Brookfield DTLA entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which Brookfield DTLA agreed that non-public information furnished to it or to its representatives by or on behalf of the Company would be considered confidential information and, subject to certain exceptions, would be kept confidential and be used only for purposes of evaluating a possible transaction. Except as otherwise provided therein and as otherwise amended by certain provisions of the Merger Agreement, the terms of the Confidentiality Agreement will expire on July 31, 2013. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain executive officers and directors of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the board of directors of the Company was aware of these conflicts of interests and considered them, among other matters described in Item 4. “The Solicitation or Recommendation” below.

As of June 14, 2013, none of the executive officers or directors of the Company owned shares of Company Preferred Stock.

For further information with respect to the compensatory arrangements between the Company and its named executive officers described in this Item 3, see the information included under Item 8. “Additional Information—Merger-Related Compensation Information” below (which is incorporated into this Item 3 by reference).

Cash Consideration Payable for Shares of Common Stock—

The executive officers and directors of the Company who own shares of common stock, par value $0.01 per share, of the Company (the “Shares”) will receive the same cash consideration on the same terms and conditions as the other holders of common stock of the Company upon completion of the Merger. The Merger Agreement provides that each Share issued and outstanding at or immediately prior to the Effective Time will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash to be paid by the Purchaser equal to $3.15, without interest. As of June 14, 2013, the executive officers and directors of the Company beneficially owned, in the aggregate, 471,499 Shares, excluding 993,167 Shares issuable upon the exercise of outstanding stock options, 2,043 Shares of restricted stock, and 1,911,699 restricted stock units, which are discussed below. Assuming that the completion of the Merger had occurred on June 14, 2013, the Company’s executive officers and directors would receive an aggregate of $1,485,222 in respect of the 471,499 Shares beneficially owned by them.

Treatment of Stock Options—

The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding stock option to purchase Shares (the “Stock Options”), whether or not then exercisable, will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the number of Shares subject to such Stock Option immediately prior to the Effective Time, and (ii) the excess, if any, of $3.15 per Share over the exercise price per share of such Stock Option (the “Option Merger Consideration”), without interest and less any required withholding tax. If the exercise price per share of any such Stock Option is equal to or greater than $3.15, such Stock Option will be canceled without any cash payment being made in respect thereof.

Pursuant to the terms of the applicable stock option agreements evidencing the Stock Options granted to the Company’s executive officers, in the event that a change in control of the Company, such as the completion of the Merger, occurs and the grantee remains employed by the Company until at least immediately prior to such change in control, the Stock Option will become fully vested and exercisable. Pursuant to the terms of the applicable stock option agreements evidencing the Stock Options granted to the Company’s directors, in the event that of a merger of the Company with or into another corporation or a change in control of the Company, such as the completion of the Merger, occurs, the Stock Option will become fully vested and exercisable.

The table below sets forth information regarding the Stock Options held by the Company’s executive officers and directors as of June 14, 2013, having an exercise price per Share less than $3.15 that would be canceled in exchange for the right to receive the Option Merger Consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger had occurred on June 14, 2013.

	Vested Options to be Canceled in Exchange for the Option Merger Consideration			Unvested Options to be Accelerated and Canceled in Exchange for the Option Merger Consideration
Name	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Total Merger Consideration of Options
David L. Weinstein	475,000	$2.26	$422,250	15,000	$2.93	$3,300	$425,550
Kelly E. Samuelson	8,167	0.58	20,989	—	—	—	20,989
Peggy M. Moretti	60,000	0.58	154,200	—	—	—	154,200
Christopher M. Norton	—	—	—	—	—	—	—
Robert M. Deutschman	—	—	—	—	—	—	—
Christine N. Garvey	75,000	1.52	122,250	15,000	2.93	3,300	125,550
Michael J. Gillfillan	82,500	1.49	136,800	15,000	2.93	3,300	140,100
Edward J. Ratinoff	—	—	—	—	—	—	—
Joseph P. Sullivan	82,500	1.49	136,800	15,000	2.93	3,300	140,100
George A. Vandeman	45,000	2.15	45,150	15,000	2.93	3,300	48,450
Paul M. Watson	75,000	1.52	122,250	15,000	2.93	3,300	125,550

Treatment of Restricted Stock—

The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding Share of restricted stock (the “Restricted Stock”) will cease to be subject to any forfeiture or vesting conditions and each such Share will be automatically canceled in exchange for, the right to receive a cash payment equal to $3.15 (the “Restricted Stock Merger Consideration”), without interest and less any required withholding tax.

Pursuant to the terms of the applicable restricted stock award agreement evidencing the Restricted Stock granted to the Company’s executive officers, in the event that a change in control of the Company, such as the completion of the Merger, occurs, each Share of Restricted Stock will become fully vested.

The table below sets forth information regarding the Restricted Stock held by the Company’s executive officers as of June 14, 2013 that would be subject to accelerated vesting and canceled in exchange for the right to receive the Restricted Stock Merger Consideration, assuming that the completion of the Merger had occurred on June 14, 2013. As of June 14, 2013, none of the directors of the Company held any Restricted Stock.

Name	Number of Shares of Restricted Stock to be Accelerated	Restricted Stock Merger Consideration (1)
David L. Weinstein	—	$—
Kelly E. Samuelson	2,043	6,435
Peggy M. Moretti	—	—
Christopher M. Norton	—	—
___________

(1)	The Restricted Stock Merger Consideration is calculated by multiplying the number of Shares of Restricted Stock that would be accelerated by $3.15.

Treatment of Restricted Stock Units—

The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding restricted stock unit award (the “RSUs”) will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the number of Shares subject to such RSU immediately prior to the Effective Time, whether or not vested, and (ii) $3.15 (the “RSU Merger Consideration”), without interest and less any withholding tax.

Pursuant to the terms of the applicable RSU award agreement evidencing the RSUs granted to the Company’s executive officers and directors, in the event that a change in control of the Company, such as the completion of the Merger, occurs, all of the RSUs granted thereunder will become fully vested.

The table below sets forth information regarding the RSUs held by the Company’s executive officers and directors as of June 14, 2013 that would be canceled in exchange for the right to receive the RSU Merger Consideration, assuming that the completion of the Merger had occurred on June 14, 2013.

	Vested RSUs to be Canceled in Exchange for the RSU Merger Consideration		Unvested RSUs to be Accelerated and Canceled in Exchange for the RSU Merger Consideration
Name	Number of RSUs	RSU Merger Consideration (1)	Number of RSUs	RSU Merger Consideration (1)
David L. Weinstein	595,479	$1,875,759	604,521	$1,904,241
Kelly E. Samuelson	24,275	76,466	16,254	51,201
Peggy M. Moretti	168,846	531,865	39,794	125,351
Christopher M. Norton	51,217	161,333	57,563	181,324
Robert M. Deutschman	9,583	30,186	42,292	133,220
Christine N. Garvey	8,333	26,249	41,667	131,251
Michael J. Gillfillan	8,333	26,249	41,667	131,251
Edward J. Ratinoff	9,583	30,186	42,292	133,220
Joseph P. Sullivan	8,333	26,249	41,667	131,251
George A. Vandeman	8,333	26,249	41,667	131,251
Paul M. Watson	8,333	26,249	41,667	131,251
___________

(1)	The RSU Merger Consideration is calculated by multiplying the number of RSUs by $3.15.

Employment Agreements—

The Company has previously entered into employment agreements with each of its four officers, including its three named executive officers which provide for specified payments and benefits in the event of certain terminations of employment and/or a change in control of the Company. For more information with respect to the agreements between the Company and its named executive officers, see the information included under Item 8. “Additional Information” below.

Weinstein Employment Agreement

David L. Weinstein serves as the Company’s President and Chief Executive Officer pursuant to an amended and restated employment agreement effective December 15, 2011, as amended on June 29, 2012 and November 28, 2012 (the “Weinstein Employment Agreement”). Pursuant to the terms of the Weinstein Employment Agreement:

•
If Mr. Weinstein’s employment is terminated by the Company without “cause” or by him for “good reason” (each as defined in the Weinstein Employment Agreement), subject to his execution and non-revocation of a general release of claims, Mr. Weinstein will receive the following severance payments and benefits:

◦
A lump-sum cash payment equal to 200% of the sum of his annual base salary in effect on the date of termination plus the average actual annual bonus awarded to him for the three full fiscal years immediately preceding the year in which the date of termination occurs (or such lesser number of full fiscal years that he has been employed by the Company if he has not been employed by the Company for at least three full fiscal years);

◦	A lump-sum cash payment equal to any unpaid prior year annual bonus;

◦
A lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;

◦
To the extent not previously vested and exercisable as of the date of termination, any outstanding equity-based awards (including stock options, restricted common stock and restricted stock units) held by Mr. Weinstein, other than equity-based awards subject to performance vesting, will immediately vest and become exercisable in full; and

◦	Certain health insurance benefits at the Company’s expense for up to 18 months.

•
If Mr. Weinstein’s employment is terminated by the Company without cause or by him for good reason within two years after a “change in control” (as defined in the Weinstein Employment Agreement), subject to his execution and non-revocation of a general release of claims, he will receive the benefits and payments described above, except that the pro-rated annual bonus will be calculated based on Mr. Weinstein’s maximum annual bonus (250% of his then-current annual base salary). Additionally, to the extent not previously vested and exercisable as of the date of a change in control, any outstanding equity-based awards (including stock options, restricted common stock and restricted stock units), other than equity-based awards subject to performance vesting, will immediately vest and become exercisable in full upon a change in control.

•
Notwithstanding the foregoing, the amount of cash severance payable to Mr. Weinstein in the event that his employment is terminated by the Company without cause or by him for good reason, as described in the preceding two paragraphs, will be reduced by an amount equal to 75% of the Retention Bonus paid to him under the Retention Bonus Plan (not including any Additional Retention Payments), as further described in the section entitled “Retention Bonus Plan” below.

•
Any Company stock, options and other equity awards that were granted to Mr. Weinstein prior to November 21, 2010 in connection with his service as a member of the board of directors will immediately vest and become exercisable in full in the event that (i) Mr. Weinstein incurs a termination of employment by the Company without cause or by Mr. Weinstein for good reason, or (ii) a change in control occurs.

Samuelson Employment Agreement

Kelly E. Samuelson serves as the Company’s Vice President, Chief Accounting Officer and principal accounting officer pursuant to an employment agreement effective January 1, 2012, as amended on November 28, 2012 (the “Samuelson Employment Agreement”). Pursuant to the terms of the Samuelson Employment Agreement:

•	If Ms. Samuelson’s employment is terminated by the Company without “cause” (as defined in the Samuelson Employment Agreement) prior to December 31, 2013 (which is the expiration date of the Samuelson Employment Agreement), subject to her execution and non‑revocation of a general release of claims, Ms. Samuelson will receive a severance payment equal to her remaining base salary due through December 31, 2013; or

•	If Ms. Samuelson’s employment is terminated solely due to the expiration of the Samuelson Employment Agreement on December 31, 2013, she will not be entitled to the above severance payment.

In addition to the severance payable under the terms of the Samuelson Employment Agreement, Ms. Samuelson is eligible to receive severance pay under the Severance Plan, as further described in the section entitled “Severance Plan” below.

Moretti Employment Agreement

Peggy M. Moretti serves as the Company’s Executive Vice President, Investor and Public Relations & Chief Administrative Officer pursuant to an amended and restated employment agreement effective January 1, 2012, as amended on June 29, 2012 and November 28, 2012 (the “Moretti Employment Agreement”). Pursuant to the terms of the Moretti Employment Agreement:

•
If Ms. Moretti’s employment is terminated by the Company without “cause” (as defined in the Moretti Employment Agreement), subject to her execution and non-revocation of a general release of claims, Ms. Moretti will receive the following severance payments and benefits:

◦	A lump-sum cash payment equal to 100% of the sum of her then-current annual base salary and her then-current target annual bonus;

◦	A lump-sum cash payment equal to any unpaid prior year annual bonus;

◦
A lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;

◦	Certain health insurance benefits at the Company’s expense for up to 18 months; and

◦	Reasonable outplacement services at the Company’s expense for up to one year following the date of termination.

•	Ms. Moretti is not entitled to receive any enhanced severance payments if she is terminated in connection with a change in control.

•
Notwithstanding the foregoing, the amount of cash severance payable to Ms. Moretti in the event that her employment is terminated by the Company without cause as described in the preceding paragraph will be reduced by an amount equal to 75% of the Retention Bonus paid to her under the Retention Bonus Plan (not including any Additional Retention Payments), as further described in the section entitled “Retention Bonus Plan” below.

Norton Employment Agreement

Christopher M. Norton serves as the Company’s Executive Vice President, General Counsel and Secretary pursuant to a second amended and restated employment agreement effective November 28, 2012 (the “Norton Employment Agreement”). Pursuant to the terms of the Norton Employment Agreement:

•
If Mr. Norton’s employment is terminated by the Company without “cause” or by him for “good reason” (each as defined in the Norton Employment Agreement), subject to his execution and non-revocation of a general release of claims, Mr. Norton will receive the following severance payments and benefits:

◦
A lump-sum cash payment equal to 100% of the sum of his annual base salary in effect on the date of termination plus the annual bonus earned by him for the most recently completed fiscal year of the Company preceding the termination;

◦	A lump-sum cash payment equal to any unpaid prior year annual bonus;

◦
A lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs; and

◦	Certain health insurance benefits at the Company’s expense for up to 18 months.

•	Mr. Norton is not entitled to receive any enhanced severance payments if he is terminated in connection with a change in control.

•
Notwithstanding the foregoing, the amount of cash severance payable to Mr. Norton in the event that his employment is terminated by the Company without cause or by him for good reason as described in the preceding paragraph will be reduced by an amount equal to 75% of the Retention Bonus paid to him under the Retention Bonus Plan (not including any Additional Retention Payments), as further described in the section entitled “Retention Bonus Plan” below.

Retention Bonus Plan—

The Company maintains the MPG Office Trust, Inc. Retention Bonus Plan (the “Retention Bonus Plan”), as amended on March 20, 2013, which provides eligible employees with certain cash retention bonus payments in connection with their continued employment with the Company. Mr. Weinstein, Ms. Samuelson, Ms. Moretti and Mr. Norton each participate in the Retention Bonus Plan. Pursuant to the Retention Bonus Plan, each participant will be eligible to receive payment of a retention bonus (the “Retention Bonus”) in an amount determined by the Compensation Committee of the board of directors and paid as follows, subject to the participant’s continued employment with the Company:

•	12.5% of the retention bonus will be paid to the participant on the last day of each calendar quarter of 2013; and

•	50% of the retention bonus will be paid to the participant on the last day of the first calendar quarter of 2014.

The Compensation Committee may, in its sole discretion, elect to delay the payment of 25% of the final installment of the Retention Bonus (i.e., 12.5% of the total Retention Bonus) for up to two additional calendar quarters. In the event that such an election is made, the participant will be entitled to receive for each calendar quarter that such payment is delayed, an additional amount (an “Additional Retention Payment”) equal to 12.5% times the amount of the Retention Bonus, subject to the participant’s continued employment with the Company through the last day of the applicable calendar quarter. In the event of a termination of a participant’s employment by the Company without cause or by the participant for good reason (if such participant has an employment agreement with the Company which provides for such right), the participant will receive payment of any unpaid portion of the Retention Bonus, plus in the event the Company has made an election to delay the payment of 25% of the final installment of the Retention Bonus, any unpaid Additional Retention Payment(s). In the event of a termination of employment for any other reason, the participant will forfeit any unpaid portion of the Retention Bonus and Additional Retention Payment(s), if applicable.

Pursuant to the Retention Bonus Plan, the Compensation Committee (or its designee) has the authority to award Retention Bonuses at any time during the term of the Retention Bonus Plan, including after the completion of one or more calendar quarters in 2013. Such Retention Bonuses may be in the form of a reallocation of amounts forfeited by participants whose employment with the Company has terminated. With respect to any Retention Bonus awarded to a participant during 2013 after a completed 2013 calendar quarter, any amount of the Retention Bonus that would have otherwise been paid to the participant for a previously completed 2013 calendar quarter will instead be paid to the participant as part of the final installment payment of the Retention Bonus in accordance with the terms of the Retention Bonus Plan.

The Compensation Committee awarded the following Retention Bonuses to the executive officers of the Company under the Retention Bonus Plan: Mr. Weinstein – $2,625,000; Ms. Samuelson – $101,000; Ms. Moretti – $100,000; and Mr. Norton – $350,000. On March 29, 2013, the first installment of the Retention Bonuses was paid. The executive officers received: Mr. Weinstein – $328,125; Ms. Samuelson – $9,563; Ms. Moretti – $12,500; and Mr. Norton – $43,750.

Severance Plan—

The Company maintains the MPG Office Trust, Inc. Severance Plan (the “Severance Plan”), which provides employees at the level of Vice President and below with certain severance pay in the event of a qualifying termination of employment. The Severance Plan generally provides that if a participant’s employment is involuntarily terminated, the participant will receive a lump-sum cash severance payment in an amount equal to two weeks of the participant’s annual base compensation for each year of service (pro-rated for any partial year), subject to a maximum payment of 26 weeks of annual base compensation, provided that the participant executes and does not revoke a general release of claims. Ms. Samuelson is eligible to receive severance pay under the Severance Plan, in addition to the severance payable under the terms of her employment agreement. Mr. Weinstein, Ms. Moretti and Mr. Norton do not participate in the Severance Plan.

Pro Rata Bonus—

Pursuant to the Merger Agreement, immediately prior to, but conditioned on, the Merger, the Company and/or the Partnership will pay to each employee who is a participant in the Company’s quarterly cash incentive bonus program a pro-rata portion of the cash bonuses that would otherwise be payable to such employee as of the end of the applicable quarter in which the closing of the Merger occurs, pursuant to the terms and conditions of the program. Each of Mr. Weinstein, Ms. Samuelson, Ms. Moretti and Mr. Norton is a participant in the Company’s quarterly cash incentive bonus program.

Agreements with Members of the Company’s Current Management Team—

In connection with the Merger, no member of the Company’s management has entered into an employment agreement or other agreement or commitment with respect to continuing employment, nor has any member of the Company’s management entered into an equity rollover agreement or other agreement or commitment with BPO with respect to a co-investment with BPO in the Company. It is possible that members of the Company’s management will enter into agreements with BPO or its affiliates after the date of this Statement. Any such agreements would not become effective until the Merger is completed.

Employee Benefits—

The Merger Agreement requires Brookfield DTLA (or the surviving corporation or its affiliate) to continue to provide certain compensation and benefits for a period of at least one year following the Effective Time, to honor in accordance with their terms all employment, severance and retention plans and agreements of employees, and to take certain other actions in respect of employee benefits provided to the Company’s employees, including its executive officers. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Indemnification and Exculpation of Directors and Officers—

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	The act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	The director or officer actually received an improper personal benefit in money, property or services; or

•	In the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify:

•	Any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity, and

•
Any individual who, while a director or officer and, at our request, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity, against any claim or liability by reason of that status and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of us or a predecessor of the Company.

Section 16 Matters—

Pursuant to the Merger Agreement, the board of directors has adopted a resolution to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of Company common stock that are treated as dispositions under Rule 16b-3 and result from the transactions contemplated under the Merger Agreement by each officer or director of the Company who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Indemnification and Insurance—

Subject to certain exceptions, Brookfield DTLA, Sub REIT, the surviving corporation and the Partnership will indemnify, among others, each director or executive officer of the Company to the fullest extent permitted by law against all claims, judgments, fines, penalties and amounts paid in settlement. Brookfield DTLA, Sub REIT, the surviving corporation and the Partnership will also pay or advance to each director or executive officer, to the fullest extent permitted by law, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any claim in advance of the final disposition of such claim, subject to repayment of such expenses if it is ultimately determined that such party is not entitled to indemnification. The indemnification and advancement obligations will extend to acts or omissions occurring at or before the Effective Time of the Merger and any claim relating thereto. The foregoing is in addition to any other rights the directors and executive officers may have under any employment or indemnification agreement or under the organizational documents of the Company.

The surviving corporation and the surviving partnership will (i) for a period of six years after the Effective Time of the Merger maintain in effect in their respective organizational documents, provisions regarding elimination of liability of directors and officers, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries as those currently contained in the organizational documents, and (ii) on or before the closing date, in consultation with Brookfield DTLA, obtain a directors’ and officers’ liability insurance “tail” policy lasting for six years with respect to claims arising from facts or events that occurred on or before the Effective Time of the Merger for the benefit of each person covered by, and on terms no less advantageous to, the Company’s existing insurance policies, except that the maximum premium payable will not exceed 300% of the annual directors’ and officers’ liability insurance premiums payable by the Company beginning in September 2012.

Item 4.	The Solicitation or Recommendation.

The Company has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of shares of Company Preferred Stock should accept or reject the Offer.

Although the Company is not making a recommendation with respect to the Offer, the Company believes the holders of Company Preferred Stock should consider the factors described in the Letter from the Company, dated June 20, 2013, which is incorporated herein by reference in its entirety as Exhibit (a) (2)(C), in making their own decisions of whether to accept or reject the Offer.

None of the Company’s executive officers and directors own Company Preferred Stock.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer. The Company has engaged MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist in the solicitation of proxies for the common stockholder vote on the Merger. In doing so, MacKenzie Partners may communicate with holders of Company Preferred Stock who also own common stock of the Company. The Company estimates it will pay MacKenzie Partners a fee of approximately $50,000.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Company Preferred Stock have been effected by the Company or any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Merger Agreement provides for the merger of Partnership Merger Sub with and into the Partnership (the “Partnership Merger”), with the Partnership surviving the merger (the “Surviving Partnership”). As a result of the Partnership Merger, each limited partner common unit in the Partnership issued and outstanding immediately prior to the Effective Time of the Partnership Merger (other than such units held by the Company or any subsidiary, or acquired pursuant to any investment by an affiliate or Merger Sub in the Partnership or via Partnership redemptions) will automatically be converted into, and canceled in exchange for, the right receive an amount in cash equal to $3.15, without interest. Each limited partner common unit in the Partnership held by any subsidiary and each general partner common unit in the Partnership will automatically be converted into, and canceled in exchange for, one Series B Partnership General Partner Unit in the Surviving Partnership. Each limited partner common unit in the Partnership acquired pursuant to any investment by an affiliate or Merger Sub in the Partnership or via Partnership redemptions will remain outstanding as one Limited Partner Common Unit of the Surviving Partnership. Each General Partner Preferred Unit will remain outstanding as one General Partner Preferred Unit of the Surviving Partnership. No payment will be made for any limited liability company interest in the Partnership Merger Sub and each such interest will automatically be canceled, retired and cease to exist.

Except for the foregoing or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of the securities of the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Company’s board of directors, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Merger-Related Compensation Information

This section, including the table below, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger (“merger-related compensation”).

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ materially from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed:

•	The completion of the Merger had occurred on June 14, 2013, and

•	A termination of the named executive officer’s employment by the Company without cause or by the named executive officer for good reason immediately following a change in control on June 14, 2013.

Merger-Related Compensation

	Cash ($)(2)
Name (1)	Multiple of Salary & Bonus, as reduced ($)	Pro-rated Annual Bonus ($)	Unpaid Retention Bonus ($)	Total Cash ($)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)
David L. Weinstein	$3,281,250	$386,332	$2,296,875	$5,964,457	$1,907,541	$17,805	$7,889,803
Peggy M. Moretti	493,750	16,483	87,500	597,733	125,351	42,304	765,388
Christopher M. Norton	262,500	51,511	306,250	620,261	181,324	28,303	829,888
___________

(1)
The following named executive officers have terminated employment with the Company, and, consequently, are not entitled to any merger-related compensation: Shant Koumriqian, former Executive Vice President, Chief Financial Officer (termination date March 31, 2012); Jeanne M. Lazar, former Chief Accounting Officer (termination date March 29, 2013); Jonathan L. Abrams, former Executive Vice President, General Counsel and Secretary (termination date September 11, 2012); and Peter K. Johnston, former Senior Vice President, Leasing (termination date January 11, 2013).

(2)	Cash severance is payable in a lump sum upon a qualifying termination of employment, subject to the executive officer’s execution and non-revocation of a general release of claims, as follows:

Pursuant to the Weinstein Employment Agreement, if Mr. Weinstein’s employment is terminated by the Company without cause or by him for good reason within two years after a change in control, Mr. Weinstein would be entitled to receive cash severance equal to (i) 200% of the sum of his annual base salary in effect on the date of termination plus the average actual annual bonus awarded to him for the three full fiscal years immediately preceding the year in which the date of termination occurs (or such lesser number of full fiscal years that he has been employed by the Company if he has not been employed by the Company for at least three full fiscal years), (ii) any unpaid prior year annual bonus, and (iii) an amount equal to his maximum annual bonus pro-rated for the number of days elapsed through the date of termination, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;

Pursuant to the Moretti Employment Agreement, if Ms. Moretti’s employment is terminated by the Company without cause, Ms. Moretti would be entitled to receive cash severance equal to (i) 100% of the sum of her then-current annual base salary and her then-current target annual bonus, (ii) any unpaid prior year annual bonus, and (iii) an amount equal to her pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs; and
Pursuant to the Norton Employment Agreement, if Mr. Norton’s employment is terminated by the Company without cause or by him for good reason, Mr. Norton would be entitled to receive cash severance equal to (i) 100% of the sum of his annual base salary in effect on the date of termination plus the annual bonus earned by him for the most recently completed fiscal year of the Company preceding the termination, (ii) any unpaid prior year annual bonus, and (iii) an amount equal to his pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs.
Pursuant to the Merger Agreement, immediately prior to, but conditioned on, the Merger, the Company and/or the Partnership will pay to each employee who is a participant in the Company’s quarterly cash incentive bonus program, including Mr. Weinstein, Ms. Moretti and Mr. Norton, a pro-rata portion of the cash bonuses that would otherwise be payable to such employee as of the end of the applicable quarter in which the closing of the Merger occurs. Amounts in the table above reflect the pro rata bonus payable to each executive officer immediately prior to the Merger pursuant to the Merger Agreement, and consequently, do not reflect any additional pro rata bonus amount payable as severance. Such amounts are attributable to a “single trigger” arrangement (e.g., completion of the Merger only).
Further, the amount of cash severance payable to each of Mr. Weinstein, Ms. Moretti and Mr. Norton in the event that the executive officer’s employment is terminated by the Company without cause or, in the case of Messrs. Weinstein and Norton, by him for good reason, as described in the applicable preceding paragraph, will be reduced by an amount equal to 75% of the Retention Bonus paid to the executive officer under the Retention Bonus Plan (not including any Additional Retention Payments).
In addition to the foregoing, pursuant to the Retention Bonus Plan, in the event that the executive officer’s employment is terminated by the Company without cause or, in the case of Messrs. Weinstein and Norton, by him for good reason, the executive officer will receive payment of any unpaid portion of the Retention Bonus. The amounts set forth in the table above assume that the Company has not made an election under the Retention Bonus Plan to delay the payment of 25% of the final installment of the Retention Bonus.
Each separate form of cash compensation is quantified in the table above.

(3)
As discussed above under the heading Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company,” the Merger Agreement provides that, immediately prior to the Effective Time of the Merger: (i) each outstanding Stock Option, whether or not then exercisable, will be canceled in exchange for the right to receive a cash payment equal to the product of (A) the number of Shares subject to such Stock Option, whether or not vested or exercisable, and (B) the excess, if any, of $3.15 per Share over the exercise price per share of such Stock Option; (ii) each outstanding share of Restricted Stock will cease to be subject to any forfeiture or vesting conditions and each such Share will automatically be canceled in exchange for the right to receive a cash payment equal to $3.15; and (iii) each outstanding RSU will be canceled in exchange for the right to receive a cash payment equal to the product of (X) the number of Shares subject to such RSU immediately prior to the Effective Time of the Merger, whether or not vested, and (Y) $3.15. Amounts shown in this column reflect payments for unvested Stock Options, Restricted Stock and RSUs. Such amounts are attributable to a “single trigger” arrangement (e.g., completion of the Merger only).

In addition to the foregoing, all of the Stock Options, Restricted Stock and RSUs held by the named executive officers may have their vesting accelerated in connection with the Merger pursuant to the terms of the applicable award agreement. The Weinstein Employment Agreement provides that to the extent not previously vested and exercisable as of the date of a change in control, any outstanding equity-based awards (including stock options, restricted common stock and restricted stock units), other than equity-based awards subject to performance vesting, will immediately vest and become exercisable in full upon a change in control. In addition, the Weinstein Employment Agreement provides for such accelerated vesting of outstanding equity-based awards pursuant to a “double trigger” arrangement (e.g. completion of the Merger and a qualifying termination of employment).

The following table quantifies the value, based on the per share merger consideration of $3.15, of the unvested Stock Options, Restricted Stock and RSUs held by the named executive officers that would be accelerated pursuant to the Merger Agreement, assuming that the completion of the Merger had occurred on June 14, 2013:

Name	Number of Unvested Options	Value of Unvested Options	Number of Unvested RSUs	Value of Unvested RSUs	Total Equity Value
(a)	(b)	(c)	(d)	(e)	(f)
David L. Weinstein	15,000	$3,300	604,521	$1,904,241	$1,907,541
Peggy M. Moretti	—	—	39,794	125,351	125,351
Christopher M. Norton	—	—	57,563	181,324	181,324

(4)
Amounts shown for Messrs. Weinstein and Norton represent the estimated cost of 18 months of health benefits following termination at coverage levels that would have been in effect immediately preceding termination. For Ms. Moretti, the amount shown represents (i) the estimated cost of 18 months of health benefits following termination at coverage levels that would have been in effect immediately preceding termination, plus (ii) the estimated cost of outplacement services for a period of one year after termination.

Narrative Disclosure to Merger-Related Compensation Table

The Company has previously entered into employment agreements with each of its current named executive officers which provide for severance payments and benefits upon a qualifying termination of employment. For further information with respect to these agreements, see the information included under Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

Additionally, the Merger Agreement provides that, immediately prior to the Effective Time: (i) each outstanding Stock Option, whether or not then exercisable, will be canceled in exchange for the right to receive a cash payment equal to the product of (A) the number of Shares subject to such Stock Option, and (B) the excess, if any, of $3.15 per Share over the exercise price per share of such Stock Option; (ii) each outstanding Share of Restricted Stock will cease to be subject to any forfeiture or vesting conditions and each such Share will be automatically converted into, and canceled in exchange for the right to receive a cash payment equal to $3.15, without interest; and (iii) each outstanding RSU will be canceled in exchange for the right to receive a cash payment equal to the product of (X) the number of Shares subject to such RSU immediately prior to the Effective Time, whether or not vested, and (Y) $3.15. If the exercise price per share of any such Stock Option is equal to or greater than $3.15, such Stock Option will be canceled without any cash payment being made in respect thereof. For further information with respect to the treatment of the Stock Options, Restricted Stock and RSUs, see the information included under Item 3. “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

Additional Information

This Statement contains forward-looking statements relating to the potential acquisition of the Company by an affiliate of BPO, including the expected date of closing of the acquisition and the potential benefits of the transaction.

In addition to historical information, this Statement (including information included or incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which the Company and BPO operate and beliefs of and assumptions made by Company management and BPO management, involve risks and uncertainties that could significantly affect the financial results of the Company or BPO or the surviving company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “projects,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature.

Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving the Company and BPO, including future financial and operating results, the surviving company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to rent and occupancy growth, general conditions in the geographic areas where we operate and the availability of capital, are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, there can be no assurance that such expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates, credit spreads, and foreign currency exchange rates, (iii) changes in the real estate markets, (iv) maintenance of real estate investment trust status, (v) availability of financing and capital, (vi) risks associated with the ability to consummate the Merger and the timing of the closing of the Merger, and (vii) those additional risks and factors discussed in reports filed with the SEC by the Company from time to time. Neither the Company nor BPO undertakes any duty to update and revise statements contained in these materials based on new information or otherwise.

Item 9.	Exhibits.

The following exhibits are either filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit Description

(a)(1)(A)
Offer to Purchase, dated June 14, 2013 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO-T of Brookfield Office Properties Inc. filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO-T filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to Schedule TO-T filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to Schedule TO-T filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(1)(E)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to Schedule TO-T filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(1)(F)
Form of Summary Advertisement as published in The New York Times on June 14, 2013 (incorporated by reference to Exhibit (a)(1)(F) to Schedule TO-T filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(1)(G)*	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9)

(a)(2)(A)
Press Release issued by Brookfield Office Properties Inc. on April 25, 2013, (incorporated by reference to Schedule TO-C, File No. 005-79154, filed by the Purchaser and Brookfield Office Properties Inc. with the SEC on April 25, 2013)

(a)(2)(B)
Press Release, dated June 14, 2013, issued by Brookfield Office Properties Inc. (incorporated by reference to Exhibit (a)(5)(B) to Schedule TO-T filed by Brookfield Office Properties Inc. with the SEC on June 14, 2013)

(a)(2)(C)*	Letter, dated June 20, 2013, from the Chief Executive Officer of MPG Office Trust, Inc. to the preferred stockholders of MPG Office Trust, Inc.

(e)(1)
Agreement and Plan of Merger, by and among MPG Office Trust, Inc., MPG Office, L.P., Brookfield DTLA Holdings LLC., Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, dated as of April 24, 2013 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2013)

(e)(2)
Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among MPG Office Trust, Inc., MPG Office, L.P., Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2013)

Exhibit No.	Exhibit Description

(e)(3)
Guarantee entered into as of April 24, 2013 by and between Brookfield Office Properties Inc. and MPG Office Trust, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 25, 2013)

(e)(4)*	Confidentiality Agreement, dated as of July 31, 2012, between MPG Office Trust, Inc. and Brookfield Office Properties Inc.
__________

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MPG OFFICE TRUST, INC.
a Maryland Corporation

/s/ PEGGY M. MORETTI
Peggy M. Moretti Executive Vice President, Investor and Public Relations & Chief Administrative Officer

Dated: As of June 20, 2013

Annex I

MPG OFFICE TRUST, INC.
355 SOUTH GRAND AVENUE, SUITE 3300
LOS ANGELES CA 90071

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY

MPG Office Trust Inc. (“MPG Office Trust,” the “Company,” “we” or “our”) is mailing this Information Statement on or about June 21, 2013 to holders of our preferred stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Brookfield DTLA Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws of Canada (“BPO”) to purchase all of the issued and outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”). You are receiving this Information Statement in connection with the merger of the Company with and into Brookfield DTLA Fund Office Trust Inc., a Maryland corporation (“REIT Merger Sub”) and the resultant composition of the board of directors of the surviving entity, as provided for in the Merger Agreement (as defined below). On April 24, 2013, Brookfield DTLA Holdings LLC, a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), REIT Merger Sub, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company (“Partnership Merger Sub”), the Company and the MPG Office, L.P., a Maryland limited partnership (the “Partnership”) entered into an Agreement and Plan of Merger (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, and as it may be further amended from time to time, the “Merger Agreement”).

Upon completion of the merger of Company with and into REIT Merger Sub (the “Merger”), each share of Company Preferred Stock will automatically, and without a vote by the holders of Company Preferred Stock, be canceled in exchange for the right to receive one share of 7.625% Series A Cumulative Redeemable Preferred Stock of Sub REIT (the “Sub REIT Preferred Stock”). Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on June 14, 2013 to purchase all of our issued and outstanding shares at a price of $25.00 per share (“Offer Price”), net to the holder in cash, without interest and less any withholding tax required by applicable law, upon the terms and conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). For the sake of clarity, shares of Company Preferred Stock that are not tendered pursuant to the Offer will not be cashed out in the Merger, but instead will be converted into Sub REIT Preferred Stock. The Sub REIT Preferred Stock will be issued by Sub REIT, an entity affiliated with BPO. However, BPO is not an obligor of, and is not required to provide credit support for, the Sub REIT Preferred Stock. The initial expiration date of the Offer is 12:00 midnight, New York City time, on July 12, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all shares validly tendered pursuant to the Offer that are not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders and are filed as exhibits to the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2013.

Pursuant to the Merger Agreement, the directors of REIT Merger Sub immediately prior to the effective time of the Merger will, together with two directors of MPG Office Trust who were elected by the holders of the shares of Company Preferred Stock prior to the closing of the Merger, solely in the event that all shares of the Company Preferred Stock are not purchased in the Offer, serve as the board of directors of the surviving entity in the Merger.

This Information Statement may be required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, because the directors of REIT Merger Sub will comprise a majority of the board of directors of the surviving entity in the REIT Merger, as described above. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Brookfield DTLA and directors of REIT Merger Sub has been furnished to us by BPO, and we assume no responsibility for the accuracy or completeness of such information.

DIRECTORS OF REIT MERGER SUB

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History

G. Mark Brown Director	Canada
Mr. Brown was appointed Global Chief Investment Officer of BPO in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.

Bryan K. Davis Chief Financial Officer	Canada	Mr. Davis has held his present principal occupation as Chief Financial Officer of BPO since 2007.

Mitchell E. Rudin President and Chief Executive Officer, U.S. Commercial Operations	U.S.
Mr. Rudin has held his present principal occupation as President and Chief Executive Officer of U.S. Commercial Operations for BPO since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri‐State Region since 2004.

Brett M. Fox General Counsel; Chief Compliance and Administrative Officer	U.S.	Mr. Fox has held his principal occupation as BPO’s Chief Compliance and Administrative Officer and Corporate Counsel since 2003.

INFORMATION CONCERNING OUTSTANDING SECURITIES

The Company is authorized to issue up to 50,000,000 shares of preferred stock, $0.01 par value per share, including up to 10,0000,000 shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share. As of June 14, 2013, 9,730,370 shares of 7.625% Series A Cumulative Redeemable Preferred Stock were outstanding.

COMMITTEES AND DIRECTOR INFORMATION

CURRENT BOARD OF DIRECTORS

The Company’s charter and bylaws provide that the number of directors of the Company may be increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the Maryland General Corporation Law nor, unless the Company’s bylaws are amended, more than 15.

Our current board of directors is as follows:

Name	Age	Position	Director Since
Paul M. Watson	73	Chairman of the Board	2008
Robert M. Deutschman	56	Director	2011
Christine N. Garvey	67	Director	2008
Michael J. Gillfillan	65	Director	2009
Edward J. Ratinoff	48	Director	2011
Joseph P. Sullivan	70	Director	2009
George A. Vandeman	73	Director	2007
David L. Weinstein	46	Director (also President and Chief Executive Officer)	2008

Paul M. Watson has served on the board of directors since July 2008 and as Chairman of the Board since July 2009. Mr. Watson is the retired Vice Chairman of Wells Fargo Bank N.A., where he was responsible for wholesale and commercial banking, and headed Wells Fargo’s nationwide commercial, corporate and treasury management businesses. Prior to his 45-year tenure at Wells Fargo, Mr. Watson served as 1st Lieutenant in the United States Army. Mr. Watson holds a Bachelor of Arts degree from the University of San Francisco and a certificate from the Graduate School of Credit and Financial Management at Stanford University. Mr. Watson is the Chairman of the Finance Council of the Roman Catholic Archdiocese of Los Angeles. Mr. Watson is a director emeritus of the Hanna Boys Center and the Music Center of Los Angeles County. He previously served as a director of NorCal Environmental Corp. from February 2004 to September 2007. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Watson to serve as a director based, among other factors, on his commercial banking expertise.

Robert M. Deutschman has served on the board of directors since February 2011. Since 1999, Mr. Deutschman has served as a Managing Director at Cappello Capital Corp., an investment banking firm, and as Vice Chairman of Cappello Group, Inc. since 2008. Mr. Deutschman holds a Bachelor of Arts degree from Haverford College, with honors, and a Juris Doctor from Columbia University School of Law, where he was a Harlan Fiske Stone scholar. Since 2004, Mr. Deutschman has served as the Vice Chairman of the Board of Directors of Enron Creditors Recovery Corp. (formerly Enron Corp.), a position he assumed upon Enron’s emergence from bankruptcy. Mr. Deutschman has also served on the Advisory Board of the RAND Center for Corporate Ethics and Governance since 2006. He formerly served as Chairman of the Board of First Bank of Beverly Hills, F.S.B. and as a member of the board of directors of Beverly Hills Bancorp Inc. from 1999 to 2004. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Deutschman to serve as a director based, among other factors, on his commercial real estate and extensive investment banking experience.

Mr. Deutschman served as one of three Managing Members of SView, LLC from 2007 until February 2012. SView, LLC filed a voluntary petition under Chapter 7 of the U.S. Bankruptcy Code on August 30, 2012.

Christine N. Garvey has served on the board of directors since July 2008. Ms. Garvey retired from Deutsche Bank AG in May 2004, where she served as Global Head of Corporate Real Estate Services from May 2001. From December 1999 to April 2001, Ms. Garvey served as Vice President, Worldwide Real Estate and Workplace Resources for Cisco Systems, Inc. During her career, Ms. Garvey also held several positions with Bank of America, including Group Executive Vice President and Head of National Commercial Real Estate Services. Ms. Garvey holds a Bachelor of Arts degree, magna cum laude, from Immaculate Heart College in Los Angeles and a Juris Doctor from Suffolk University Law School. She is currently a member of the board of directors of HCP, Inc., ProLogis, Toll Brothers, Inc. and UnionBanCal Corporation. She also served on the board of directors of Hilton Hotels Corporation until the company was taken private in October 2007. The board of directors and Nominating and Corporate Governance Committee nominated Ms. Garvey to serve as a director based, among other factors, on her real estate experience and commercial banking expertise.

Michael J. Gillfillan has served on the board of directors since May 2009. Since April 2011, Mr. Gillfillan has been Chairman and Chief Executive Officer of Alostar Bank of Commerce. From December 2002 to December 2010, Mr. Gillfillan was a partner of Meriturn Partners, LLC, a private equity fund that purchases controlling interests in distressed middle market manufacturing and distribution companies. From March 2000 to January 2002, Mr. Gillfillan was a partner of Neveric, LLC. Mr. Gillfillan is the retired Vice Chairman and Chief Credit Officer of Wells Fargo Bank, N.A., where he was responsible for all facets of credit risk management, including direct oversight of the loan workout units that had peak problem assets in excess of $7 billion. During his tenure at Wells Fargo Bank, he also served as Vice Chairman and Group Head of the Commercial & Corporate Banking Group and Executive Vice President, Loan Adjustment Group, where he was responsible for marketing and servicing all bank loans, deposits and capital market products, as well as managing the loan workout function for the bank. Mr. Gillfillan holds a Bachelor of Arts degree from the University of California, Berkeley and a Master of Business Administration from the University of California, Los Angeles. He previously served on the board of directors of UnionBanCal Corporation. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Gillfillan to serve as a director based, among other factors, on his extensive experience in workouts and company turnarounds.

From August 1999 until February 2007, Mr. Gillfillan was a member of the board of directors of James Hardie Industries Limited (“Hardies”), an Australian company that was subject to asbestos claims arising out of its legacy business. In 2007, the Australian Securities and Investment Commission (“ASIC”) filed a civil lawsuit related to a February 2001 announcement by Hardies to the Australian Stock Exchange concerning the establishment of a foundation to compensate asbestos victims. In April 2009, a trial court in New South Wales, Australia issued a judgment finding that the directors of Hardies, including Mr. Gillfillan, and several members of management, breached their duties of care and diligence by approving a draft of the February 2001 announcement. The court imposed civil monetary penalties on each of the former independent directors, including Mr. Gillfillan, and disqualified such individuals from managing an Australian corporation for a period of five years. Mr. Gillfillan and the other former independent directors appealed this ruling in the Court of Appeals of the Supreme Court of New South Wales. In December 2010, the Court of Appeals overturned the findings of the trial court that the announcement had ever been approved by the Hardies directors, entirely dismissed the case against

Mr. Gillfillan and the other former independent directors, ordered ASIC to return the fines and vacated the five-year ban. ASIC appealed the Court of Appeals decision to the High Court of Australia, which in May 2012 reversed the Court of Appeals’ decision primarily on the basis that the evidentiary standard applied by the Court of Appeals had been too strict, reinstated the trial court’s decision that the Hardies directors had in fact approved the announcement, and remanded the case back to the Court of Appeals regarding appropriate remedies. In November 2012, the Court of Appeals, in light of the High Court’s holdings, reinstated the remedies imposed by the trial court against Mr. Gillfillan and the other Hardies directors, but reduced the civil monetary penalties against Mr. Gillfillan from $A30,000 to $A20,000, and reduced the period of his disqualification from five years to 22 months. No further appeals are contemplated. Proceedings are continuing regarding the allocation of responsibility for the court costs and legal fees incurred by the parties in connection with various proceedings.

Mr. Gillfillan resigned as a member of the board of directors of Prime Tanning Co., Inc. on April 30, 2010. Prime Tanning Co., Inc. filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code on November 16, 2010.

Edward J. Ratinoff has served on the board of directors since February 2011. From March 2010 to February 2013, Mr. Ratinoff was the Managing Director and Head of Acquisitions for Phoenix Realty Group, an institutional real estate investment firm. From 2004 to 2009, Mr. Ratinoff held the position of Managing Director and West Coast Head for the J.E. Robert Companies, a global real estate investment management company. Prior to joining J.E. Roberts, Mr. Ratinoff served in a variety of senior management roles in real estate investment banking with Keybanc, Chase Securities and Bankers Trust. Mr. Ratinoff holds a Bachelor of Arts degree in Architecture from the University of California, Berkeley, and a Master of Business Administration from the J.L. Kellogg Graduate School of Management at Northwestern University. Since May 2010, Mr. Ratinoff has served as a member of the board of directors and Chairman of the Loan Committee of Bank of Internet. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Ratinoff to serve as a director based, among other factors, on his commercial real estate and extensive investment banking experience.

Joseph P. Sullivan has served on the board of directors since May 2009. Mr. Sullivan is a private investor. Mr. Sullivan is Chairman Emeritus and a member of the Board of Advisors of RAND Health, the largest non-profit institution dedicated to shaping private and public sector responses to emerging health policy issues. Mr. Sullivan served as Chairman of the Board and Chief Executive Officer of Protocare, Inc., a clinical trials and pharmaceutical industry consulting firm. Mr. Sullivan was Chairman of the Board and Chief Executive Officer of American Health Properties, Inc., a publicly-traded REIT on the New York Stock Exchange (“NYSE”). Mr. Sullivan had been an investment banker with Goldman, Sachs & Co. for 20 years. Mr. Sullivan holds a Bachelor of Science degree and a Juris Doctor from the University of Minnesota Law School and a Master of Business Administration from the Harvard Graduate School of Business Administration. He is past Chairman and a continuing member of the Board of Advisors of the UCLA Medical Center. He is a member of the board of directors of Cigna, Inc. and HCP, Inc. and previously served on the board of Amylin Pharmaceuticals, Inc. prior to its acquisition by Bristol‑Meyers Squibb in August 2012. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Sullivan to serve as a director based, among other factors, on his investment banking expertise and experience in the real estate industry and with REITs.

George A. Vandeman has served on the board of directors since October 2007 and as Chairman of the Board from October 2008 to July 2009. Mr. Vandeman has been the principal of Vandeman & Co., a private investment firm, since he retired from Amgen, Inc. in July 2000. From 1995 to 2000, Mr. Vandeman was Senior Vice President and General Counsel of Amgen and a member of its Operating

Committee. Immediately prior to joining Amgen in July 1995, Mr. Vandeman was a senior partner and head of the Mergers and Acquisitions Practice Group at the international law firm of Latham & Watkins LLP, where he worked for nearly three decades. Mr. Vandeman holds a Bachelor of Arts degree and a Juris Doctor from the University of Southern California. Mr. Vandeman is a member and past Chair of the Board of Councilors at the University of Southern California Law School. Mr. Vandeman is a former director of Rexair LLC, SymBio Pharmaceuticals Limited and ValueVision Media. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Vandeman to serve as a director based, among other factors, on his legal and corporate governance expertise and experience with complex strategic transactions.

In early February 2013, Mr. Vandeman filed a personal Chapter 11 bankruptcy proceeding. Mr. Vandeman has advised the Company that this filing was made as a tactical matter in connection with disputes with certain creditors and that none of his business interests were involved in the proceeding.

David L. Weinstein has served as our President and Chief Executive Officer since November 2010 and as a member of the board of directors since August 2008. See “Executive Officers” for Mr. Weinstein’s biographical information. The board of directors and Nominating and Corporate Governance Committee nominated Mr. Weinstein to serve as a director based, among other factors, on his knowledge of the Company, investment banking expertise and experience in the real estate industry.

Policies and Procedures for Related Party Transactions

We recognize that transactions we may conduct with any of our directors or executive officers may present potential or actual conflicts of interest and create the appearance that decisions are based on considerations other than our best interests or those of our stockholders. We have established, and the board of directors has adopted, a written related party transaction policy to monitor transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, in which the Company and any of the following have an interest: any person who is or was an executive officer, director or nominee for election as a director (since the beginning of the last fiscal year); a person, entity or group who is a greater than 5% beneficial owner of our common stock; an immediate family member of any of the foregoing persons; or any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest (which we refer to in this report as a “related person”). The policy covers any transaction where the aggregate amount is expected to exceed $120,000 in which a related person has a direct or indirect material interest, other than matters within the scope of responsibilities of the Compensation Committee.

Under the policy, potential related party transactions are identified by our senior management and the relevant details and analysis of the transaction are presented to the board of directors. If a member of our senior management has an interest in a potential related party transaction, all relevant information is provided to our Chief Executive Officer, his designee or a designated officer without any interest in the transaction (as the case may be), who will review the proposed transaction (generally with assistance from our General Counsel or outside counsel) and then present the matter and his or her conclusions to the board of directors.

The independent members of our board of directors review the material facts of any potential related party transaction and will then approve or disapprove such transaction. In making its determination to approve or ratify a related party transaction, the board of directors considers such factors as (1) the extent of the related person’s interest in the related party transaction, (2) if applicable, the availability of other sources or comparable products or services, (3) whether the terms of the related party transaction are no less favorable than terms generally available in unaffiliated transactions under like circumstances, (4) the benefit to the Company, (5) the aggregate value of the related party transaction, and (6) such other factors it deems appropriate. All ongoing related party transactions must be reviewed and approved annually by the board of directors.

The board of directors has adopted this related party transaction policy, which can be accessed on our website at http://www.mpgoffice.com under the heading “Investor Relations—Corporate Governance.” This document is also available in print to any person who sends a written request to that effect to the attention of Christopher M. Norton, Secretary, MPG Office Trust, Inc., 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071.

Director Independence

The NYSE requires each NYSE-listed company to have a majority of independent board members and a nominating/corporate governance committee, compensation committee and audit committee each comprised solely of independent directors. The board of directors has adopted independence standards as part of its corporate governance guidelines, which can be accessed on our website at http://www.mpgoffice.com under the heading “Investor Relations—Corporate Governance.” This document is also available in print to any person who sends a written request to that effect to the attention of Christopher M. Norton, Secretary, MPG Office Trust, Inc., 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071.

The independence standards contained in our corporate governance guidelines incorporate the categories of relationships between a director and a listed company that would make a director ineligible to be independent according to the standards issued by the NYSE.

In accordance with NYSE rules and our corporate governance guidelines, in March 2013 the board of directors affirmatively determined that each of the following directors is independent within the meaning of both our and the NYSE’s director independence standards, as then in effect:

Robert M. Deutschman
Christine N. Garvey
Michael J. Gillfillan
Edward J. Ratinoff
Joseph P. Sullivan
George A. Vandeman
Paul M. Watson

The persons listed above include all of our current directors, other than Mr. Weinstein, our President and Chief Executive Officer.

The board of directors has also determined that each of the current members of our Audit, Compensation, and Nominating and Corporate Governance Committees is independent within the meaning of both our and the NYSE’s director independence standards applicable to members of such committees. Additionally, our Audit Committee members satisfy the enhanced independence standards set forth in Rule 10A-3(b)(1)(i) under the Exchange Act and NYSE listing standards.

EXECUTIVE OFFICERS

Our current executive officers are as follows:

Name	Age	Position	Executive Officer Since
David L. Weinstein	46	President and Chief Executive Officer	2010
Kelly E. Samuelson	39	Chief Accounting Officer	2013
Peggy M. Moretti	50	Executive Vice President, Investor and Public Relations & Chief Administrative Officer	2003
Christopher M. Norton	40	Executive Vice President, General Counsel and Secretary	2011

David L. Weinstein has served as our President and Chief Executive Officer since November 2010 and as a member of the board of directors since August 2008. Since September 2008, Mr. Weinstein has been a partner at Belvedere Capital, a real estate investment firm based in New York. He remains a partner with limited responsibilities. From April 2007 until August 2008, Mr. Weinstein was a Managing Director of Westbridge Investment Group/Westmont Hospitality Group, a real estate investment fund focused on hospitality. From 1996 until January 2007, Mr. Weinstein worked at Goldman, Sachs & Co. in New York, first as a Vice President in the real estate investment banking group (focusing on mergers, asset sales and corporate finance) and then from 2004 as a Vice President in the Special Situations Group (focused on real estate debt investments). Mr. Weinstein holds a Bachelor of Science degree in Economics, magna cum laude, from The Wharton School and a Juris Doctor, cum laude, from the University of Pennsylvania Law School. He is a member of the New York State Bar Association.

Kelly E. Samuelson has served as our Chief Accounting Officer since March 2013 and has primary responsibility for the Company’s financial, accounting and reporting matters. From July 2008 to March 2013, Ms. Samuelson was the Company’s Vice President, Business Initiatives & Applications. From May 2003 to July 2008, she served as the Company’s Controller and from July 2001 to May 2003 as the Company’s Assistant Controller. Ms. Samuelson joined the Company in 1999 as a Property Accounting Manager. Prior to joining MPG Office Trust, Ms. Samuelson spent almost three years in the real estate practice group at Arthur Andersen LLP where she was a senior accountant serving public and private real estate companies. Ms. Samuelson holds a Bachelor of Science degree in Accounting, magna cum laude, from Loyola Marymount University in Los Angeles, California.

Peggy M. Moretti has served as our Executive Vice President, Investor and Public Relations & Chief Administrative Officer since January 2010, with responsibility for investor relations and corporate communications. Ms. Moretti joined the Company in June 2003 as our Senior Vice President, Investor Relations and Public Relations and was promoted to Senior Vice President, Investor and Public Relations & Chief Administrative Officer in June 2009. She served in a similar role for Maguire Thomas Partners, our pre-IPO predecessor company, from 1996 to June 2003. Prior to joining Maguire Thomas Partners, Ms. Moretti served as Director of Public Relations for The Peninsula Beverly Hills, an award-winning luxury hotel located in Beverly Hills, California, from 1991 to 1996. From 1985 to 1991, Ms. Moretti served in various roles for Rogers & Cowan, an international public relations consultancy firm. Ms. Moretti holds a Bachelor of Arts degree in Political Science from the University of California, Los Angeles. She is a member of the National Association of Industrial and Office Properties and currently serves as a member of the board of directors of the YMCA of Metropolitan Los Angeles. She had previously served as a board member of the Los Angeles Conservancy.

Christopher M. Norton has served as our Executive Vice President, General Counsel and Secretary since September 2012 and as our Senior Vice President, Transactions from March 2011 to September 2012. From 2002 until February 2011, Mr. Norton was an attorney with the law firm of Latham & Watkins LLP, where his practice primarily focused on representing clients, including MPG Office Trust, in the acquisition, financing (including the origination of syndicated, mezzanine and securitized loans) and leasing of real property, as well as in real estate workout and restructuring transactions. Mr. Norton holds a Bachelor of Science degree in Psychology from Brigham Young University and a Juris Doctor from Northwestern University School of Law.

Board Leadership Structure and Risk Oversight

Our board of directors has a policy that the positions of Chairman of the Board and Chief Executive Officer should be held by different persons. Our board of directors has determined that having an independent director serve as Chairman is in the best interests of the Company, providing enhanced board oversight as well as active independent director participation in setting board meeting agendas and establishing board priorities and procedures. This policy is subject to review in the future based on the Company’s then-current circumstances and board membership.

Our board of directors is actively involved in overseeing our risk management through the Audit Committee. Under its charter, the Audit Committee is responsible for discussing with management its policies with respect to risk assessment and management. The Audit Committee is also responsible for discussing with management any significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures.

Code of Business Conduct and Ethics

The board of directors maintains a code of business conduct and ethics applicable to independent directors, executive officers, employees and agents, which is available for viewing on the Company’s website at http://www.mpgoffice.com under the heading “Investor Relations—Corporate Governance.” This document is also available in print to any person who sends a written request to that effect to the attention of Christopher M. Norton, Secretary, MPG Office Trust, Inc., 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071.

Any amendment to, or waiver of, any provision of the code of business conduct and ethics applicable to our independent directors and executive officers must be approved by our board of directors. Any such amendment or waiver that would be required to be disclosed under SEC rules or NYSE listing standards or regulations will be promptly posted on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis section describes the compensation policies and programs for our named executive officers, based on total compensation as calculated under current SEC rules. For the fiscal year ended December 31, 2012, our named executive officers were as follows:

Name	Position
David L. Weinstein	President and Chief Executive Officer
Shant Koumriqian (1)	Former Executive Vice President, Chief Financial Officer
Jeanne M. Lazar (2)	Former Chief Accounting Officer
Peggy M. Moretti	Executive Vice President, Investor and Public Relations & Chief Administrative Officer
Christopher M. Norton	Executive Vice President, General Counsel and Secretary
Jonathan L. Abrams (3)	Former Executive Vice President, General Counsel and Secretary
Peter K. Johnston (4)	Former Senior Vice President, Leasing
__________

(1)	Mr. Koumriqian’s employment with us terminated on March 31, 2012.

(2)	Ms. Lazar’s employment with us terminated on March 29, 2013.

(3)	Mr. Abrams’ employment with us terminated on September 11, 2012.

(4)	Mr. Johnston’s employment with us terminated on January 11, 2013.

Executive Summary
In 2012, we were highly effective in executing our business plan while achieving results that met or exceeded expectations in several key areas:

•	maintaining monthly and year-end unrestricted cash balances;

•	completing or taking definitive steps to complete the disposition of certain assets while limiting costs and liability exposure; and

•	leasing at core assets.

The Compensation Committee believes that our compensation program has been instrumental in supporting achievement of our business plan. The program emphasizes pay for performance and total compensation. Our compensation program is designed to help retain and motivate a highly talented team of executives with the requisite set of skills and experience to realize maximum value from our portfolio for our stockholders. The compensation of our named executives consists primarily of annual base salary, cash incentives and grants of equity in the form of restricted stock units that vest over time.

During the fiscal year ended December 31, 2012, Mr. Weinstein received 42% of his total compensation in the form of annual incentives and 41% in the form of long-term equity incentives. The combined annual incentives and long-term equity incentives percentage for our other named executive officers that served the Company for all of the fiscal year ended December 31, 2012 ranged from 30% to 60% of total compensation.

In consideration of the Company’s results and each executive’s contributions to them as well as their other contributions to the success of the Company, we made the following changes to the compensation of our named executive officers during the fiscal year ended December 31, 2012:

•
increase in Mr. Weinstein’s annual base salary, effective January 1, 2012, in connection with extension of his employment agreement that was effective as of December 15, 2011. The base salaries of our other named executive officers during the fiscal year ended December 31, 2012 were unchanged from the 2011 levels.

•
award of an incentive bonus of 250% of annual base salary (maximum level) for Mr. Weinstein and of 25% to 91% of annual base salary for our other named executive officers. No incentive bonus was awarded to Mr. Johnston, who received a separate leasing bonus pursuant to his employment agreement.

•
award of restricted stock units that vest over a three-year period with a grant date value of 246% of annual base salary for Mr. Weinstein and of 19% to 67% of annual base salary for our other named executive officers.

•
establish a retention bonus plan for key employees that extends through the end of first quarter 2014 and offsets 75% of retention bonus payments (excluding additional retention payments, if any, made after March 31, 2014) against the cash severance otherwise payable upon termination under the terms of the respective employment agreements for Messrs. Weinstein and Norton, and Ms. Moretti.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy is to set programs that achieve the following objectives:

•attracting, retaining and motivating talented executives;
•providing a program that is market-based and comparable to programs at other REITs;

•	encouraging a strong link between compensation and company and individual performance; and
•supporting the maximization of stockholder value.

In order to achieve these objectives, we provide a total compensation package comprised of annual compensation (base salary and cash-based incentives) and long-term equity-based incentives. We believe that this mix of compensation encourages an appropriate balance between annual and long-term performance, promotes accountability and aligns the interests of our executives with the interests of our stockholders by linking significant portions of each named executive officer’s compensation package directly to our stock price. We review and revise the program periodically in light of changes to our business plan, operations and financial position as well as the overall economic environment.

Development and Administration of Executive Compensation

The Compensation Committee is responsible for developing and administering our executive compensation program, including awards of equity compensation under the Second Amended and Restated 2003 Incentive Award Plan of MPG Office Trust, Inc., MPG Office Trust Services, Inc. and MPG Office, L.P. (the “Incentive Plan”), and the ongoing administration of various compensation programs as may be authorized or directed by the board of directors. The Compensation Committee develops our executive compensation philosophy, policies and practices, including the form and level of compensation and performance goals for our named executive officers, and recommends them to the full board of directors for its consideration and adoption.

Within our general compensation framework, our Chief Executive Officer, with assistance from our Executive Vice Presidents and General Counsel, develops and proposes specific compensation terms for our named executive officers (other than himself), which terms are reviewed and approved in advance by the Compensation Committee. Employment terms for our Chief Executive Officer have historically been negotiated by the board of directors, in consultation with outside counsel. All compensation terms approved for members of senior management during the fiscal year ended December 31, 2012 were subject to these processes.

The Compensation Committee has not adopted formal policies for allocating compensation between short- and long-term compensation, between cash and equity compensation, or among different forms of benefits and other non-cash compensation. However, the Compensation Committee’s general philosophy has been to be generally consistent with the practices of other comparable REITs.

The Compensation Committee has engaged Jack Marsteller of the firm Pay Governance LLC as the Compensation Committee’s independent compensation consultant to advise the Compensation Committee in discharging its responsibilities. The responsibilities of the independent compensation consultant have historically included: providing market data on pay levels and practices and making recommendations on executive compensation; reviewing the executive compensation peer group and proposing changes as appropriate; advising the Compensation Committee on trends and best practices in the design, composition and policies of executive compensation programs; advising the Compensation Committee Chair on meeting agendas and attending Compensation Committee meetings where compensation items are discussed; reviewing the Compensation Discussion and Analysis and compensation tables for inclusion in the Annual Report on Form 10-K and the Proxy Statement; advising the Compensation Committee on compensation issues that arise in the course of fulfilling its governance responsibilities; undertaking special projects at the request of the Compensation Committee Chair; and advising the Compensation Committee on ideas for improving the effectiveness of board governance of executive compensation.

During the fiscal year ended December 31, 2012, the Compensation Committee’s independent compensation consultant attended all of the Compensation Committee’s meetings in which significant executive compensation matters were discussed. During the fiscal year ended December 31, 2012, the independent compensation consultant advised the Compensation Committee with respect to competitive pay levels and trends; incentive bonus program design and practices; long-term incentive grant value guidelines and practices; Chief Executive Officer compensation; pay governance standards; shareholder voting guidelines; and pay disclosure. The independent compensation consultant reports to and acts at the sole discretion of the Compensation Committee and works with our senior management, in connection with advising the Compensation Committee, only with advance approval by the Compensation Committee. Pay Governance LLC did not provide any other services to the Company during the fiscal year ended December 31, 2012. The Compensation Committee has determined that Pay Governance LLC is independent and there was no conflict of interest resulting from retaining Pay Governance LLC currently or during the fiscal year ended December 31, 2012. In reaching these conclusions, the Compensation Committee considered the factors set forth in Rule 10C-1 of the Exchange Act and applicable NYSE listing standards.

Elements of Executive Officer Compensation and Benefits

There are two primary types of compensation provided to our executive officers:

•
annual compensation, which includes (i) a base salary, intended to provide a competitive and stable annual salary for each executive officer at a level consistent with such officer’s individual contributions, and (ii) incentive bonuses, intended to link each executive officer’s compensation to the Company’s performance and to such officer’s individual performance; and

•
long-term compensation, which includes restricted common stock, restricted stock units, stock options and other equity-based compensation, intended to encourage performance that maximizes stockholder value.

Additionally, on November 28, 2012 the board of directors adopted the MPG Office Trust, Inc. Retention Bonus Plan (the “Retention Bonus Plan”) to provide eligible employees with certain cash retention bonus payments in connection with their continued employment with us. See “—Annual Compensation—Retention Bonuses” below.

Annual Compensation

Annual compensation consists of base salary and incentive bonuses. Our policies in effect during the fiscal year ended December 31, 2012 are described below.

Base Salary

The annual base salary for each of our named executive officers was initially determined at the time of hire by the Company in consultation with senior management and outside advisors based on a number of customary factors, including market conditions and a review of salaries at other REITs, and was memorialized in each respective officer’s employment agreement. The base salaries of all of our executive officers are re-examined annually by the Compensation Committee pursuant to the terms of such employment agreements. When reviewing individual base salaries, the Compensation Committee considers data for executives in similar positions at comparable REITs and other real estate companies, individual and corporate performance, levels of responsibility and competitive pay practices, as well as other subjective factors (such as the individual’s experience). These considerations necessarily vary from individual to individual and position to position. Our Compensation Committee carefully reviews prior performance in connection with any potential increase in an executive officer’s base salary.

Other for than Mr. Weinstein, the base salaries of our named executive officers during the fiscal year ended December 31, 2012 were unchanged from 2011 levels. As described below, Mr. Weinstein’s base salary was increased from $675,000 to $750,000 effective January 1, 2012 in connection with an extension of his employment agreement that was effective as of December 15, 2011. For further detail on the actual base salaries paid to our named executive officers during the fiscal year ended December 31, 2012, see the table below under the heading “—Summary Compensation Table.”

Incentive Bonuses

Our incentive program provides executive officers with the opportunity to earn cash bonuses based upon the attainment of certain performance standards. The potential payment of incentive bonuses to our executive officers is performance-driven and therefore at risk.

The incentive bonus program for our former Senior Vice President, Leasing differed from the incentive bonus program applicable to our other executive officers. As more fully described below, pursuant to his employment agreement, Mr. Johnston, our former Senior Vice President, Leasing, was eligible to receive quarterly leasing bonuses. See “—Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards—Employment Agreements” below.

Each named executive officer’s employment agreement (other than Ms. Lazar’s and Mr. Norton’s employment agreements) provides for a target annual bonus. The target bonus is intended to provide guidance for incentive bonuses, and we determine the actual bonus amount based on our evaluation of the Company’s performance, the executive’s contributions to the Company’s performance and the executive’s individual performance.

In May 2012, the Compensation Committee considered the necessity of retaining and incentivizing our executives and other key employees during a period of uncertainty in the business. After thorough consideration of the alternatives and in consultation with its advisers, we determined to provide for a periodic payment schedule for 2012 incentive bonuses, rather than a single year-end payment. A similar approach had previously been used successfully by the Company for employees below the Executive Vice President level in 2009. We concluded that all employees performing at expected levels or above should be included in the 2012 program and that bonuses would be paid on a periodic basis, with 50% of such bonus to be paid at the end of June with respect to performance during the first and second quarters of 2012, and 25% of such bonus to be paid at the end of each of the third and fourth quarters with respect to performance during such quarters. Thus, the only change was to shorten the performance period and payout timing; targeted aggregate incentive payments under the periodic program for all of the fiscal year ended December 31, 2012 remained the same as the annual program target payouts for all employees.

In June 2012, the Chief Executive Officer presented an assessment of each executive’s performance other than his own and made recommendations on incentive payments to the Compensation Committee. In each case, each executive’s performance was evaluated based on (i) the Company’s achievement of its business plan, with particular focus on its unrestricted cash balances throughout the fiscal year ended December 31, 2012 while maintaining stockholder value, and (ii) the particular executive’s contributions to the Company’s achievement of such business plan and other individual performance criteria deemed to be appropriate by the Compensation Committee. In reviewing the recommendations and evaluating performance of the Chief Executive Officer, the Compensation

Committee considered the Company’s projections, strategic goals and operational priorities; financing markets; real estate fundamentals (including property valuations) and general economic conditions; transaction and leasing assumptions; and other specific circumstances impacting the Company. The evaluation noted achievement of key objectives, including:

•	maintaining monthly and year-end unrestricted cash balances;

•	completing or taking definitive steps to complete the disposition of certain assets while limiting costs and liability exposure; and

•	leasing at core assets during the fiscal year ended December 31, 2012.

A similar process of evaluation and bonus determination was undertaken at the end of the third and fourth quarters of 2012.

The following table sets forth a summary of the total incentive bonuses earned by each of our named executive officers under the 2012 incentive program:

Name	Annual Base Salary	Target Bonus (1)	Maximum Bonus (2)	Bonus Earned ($)
David L. Weinstein	$750,000	125%	250%	$1,875,000
Shant Koumriqian (3)	375,000	$250,000	—	—
Jeanne M. Lazar (4)	245,000	—	—	84,999
Peggy M. Moretti	325,000	75%	150%	80,000
Christopher M. Norton	275,000	—	—	250,000
Jonathan L. Abrams (5)	300,000	75%	—	112,500
Peter K. Johnston (6)	300,000	$100,000	$200,000	—
__________

(1)
For Messrs. Weinstein and Abrams and Ms. Moretti, the percentages shown in the Target Bonus column reflect a percentage of each executive’s annual base salary, pursuant to the terms of each executive’s employment agreement. For Mr. Koumriqian, the amount shown in the Target Bonus column reflects a fixed dollar amount pursuant to the terms of his employment agreement. For Mr. Johnston, the amount shown in the Target Bonus column reflects a fixed dollar amount pursuant to the terms of his employment agreement and does not include his leasing bonus. Ms. Lazar and Mr. Norton do not have a Target Bonus specified in their respective employment agreements.

(2)
For Mr. Weinstein and Ms. Moretti, the percentages shown in the Maximum Bonus column reflect a percentage of each executive’s annual base salary, pursuant to the terms of each executive’s employment agreement. For Mr. Johnston, the amount shown in the Maximum Bonus column reflects a fixed dollar amount pursuant to the terms of his employment agreement and does not include his leasing bonus. Ms. Lazar and Messrs. Koumriqian and Norton do not have a Maximum Bonus specified in their respective employment agreements.

(3)	Mr. Koumriqian’s employment with us terminated on March 31, 2012.

(4)	Ms. Lazar’s employment with us terminated on March 29, 2013.

(5)	Mr. Abrams’ employment with us terminated on September 11, 2012.

(6)	Mr. Johnston’s employment with us terminated on January 11, 2013.

Pursuant to his employment agreement, Mr. Johnston was eligible to receive a quarterly leasing bonus equal to $0.75 per square foot of rentable area leased during the term of his employment pursuant to leases for space at certain of our assets. During the fiscal year ended December 31, 2012, Mr. Johnston earned $506,370 in leasing bonuses. Mr. Johnston was also eligible to receive an incentive bonus under the incentive program described above, with a target annual bonus of $100,000 (33% of his annual base salary) and a range of $0 to $200,000 (0% to 67% of his annual base salary). Mr. Johnston did not receive any incentive bonuses for the fiscal year ended December 31, 2012 in addition to his leasing bonus.

For further detail on the actual incentive bonuses paid to our named executive officers for the fiscal year ended December 31, 2012, see the table below under the heading “—Summary Compensation Table.”

Retention Bonuses

In the fall of 2012, the Compensation Committee recognized that additional steps were necessary and appropriate to enhance the ability of the Company to retain its executives and other key employees due to continuing uncertainty in the business. After thorough consideration of the situation and in consultation with its advisers, on November 28, 2012, the Compensation Committee recommended to the board of directors, and the board adopted, a Retention Bonus Plan to provide eligible employees with certain cash retention bonus payments in connection with their continued employment with us. Pursuant to the terms and conditions of the Retention Bonus Plan, each participant will be eligible to receive payment of a retention bonus (the “Retention Bonus”) in an amount determined by the Compensation Committee and paid as follows, subject to the participant’s continued employment with us:

•	12.5% of the Retention Bonus will be paid to the participant on the last day of each calendar quarter of 2013; and

•	50% of the Retention Bonus will be paid to the participant on the last day of the first calendar quarter of 2014.

The Compensation Committee may, in its sole discretion, elect to delay the payment of 25% of the final installment of the Retention Bonus (i.e., 12.5% of the total Retention Bonus) for up to two additional calendar quarters. In the event that such an election is made, the participant will be entitled to receive for each calendar quarter that such payment is delayed, an additional amount (an “Additional Retention Payment”) equal to 12.5% times the amount of the Retention Bonus, subject to the participant’s continued employment with us through the last day of the applicable calendar quarter. In the event of a termination of a participant’s employment by us without cause or by the participant for good reason (if and only if such participant has an employment agreement with the Company which provides for such right), the participant will receive payment of any unpaid portion of the Retention Bonus, plus in the event the Company has made an election to delay the payment of 25% of the final installment of the Retention Bonus, any unpaid Additional Retention Payment(s). In the event of a termination of employment for any other reason, the participant will forfeit any unpaid portion of the Retention Bonus and the Additional Retention Payment, if applicable.

In connection with the board of director’s adoption of the Retention Bonus plan, it was determined that our named executive officers should participate in the Retention Bonus Plan but that the terms of their Retention Bonus amounts should take into consideration the cash severance payable pursuant to their employment agreements. Thus, with respect to each of Messrs. Weinstein and Norton and Ms. Moretti, 75% of any Retention Bonus paid to the executive will reduce the amounts of cash severance payable to the executive in the event of a termination of the executive’s employment without “cause” (as such term is defined in the executive’s employment agreement) or, solely with respect to Messrs. Weinstein and Norton, for “good reason” (as such terms are defined in the executive’s employment agreement). For additional information, see the heading “—Potential Payments upon Termination or Change in Control—Severance Payments and Benefits.”

On November 28, 2012, the board of directors, upon recommendation by the Compensation Committee, awarded Retention Bonuses to the following executive officers under the Retention Bonus Plan: Mr. Weinstein, $2,625,000; Ms. Lazar, $143,500; Ms. Moretti, $100,000; and Mr. Norton, $350,000. On March 29, 2013, Ms. Lazar forfeited 87.5% of this award upon termination of her employment with us.

Long-Term Incentive Compensation: Our Incentive Plan

The Compensation Committee recognizes that while our incentive bonus program provides awards for performance, equity participation creates a vital long-term alignment between executive officers and stockholders. Our Incentive Plan provides the Company the ability to make long-term incentive grants to executives in the form of restricted common stock, restricted stock units, stock options and/or other awards. The Incentive Plan expired on November 12, 2012, except with respect to any awards then outstanding. Subject to the terms of our Incentive Plan, the Compensation Committee, as plan administrator, had the discretion to determine both the recipients of awards and the terms and provisions of such awards, including the applicable exercise or purchase price, expiration date, vesting schedule and terms of exercise. Our Incentive Plan included certain limitations on the maximum number of shares that could be granted or cash awards payable to any individual in any calendar year. The Compensation Committee’s discretion in granting awards under our Incentive Plan allowed it to tailor the terms of long-term incentives to our various strategic and executive talent objectives. In keeping with competitive practices, it has been our practice to make annual grants of long-term equity awards in recent years.

Our policies in effect during the fiscal year ended December 31, 2012 with respect to long-term incentive compensation are described below.

Restricted Stock Unit Awards

All equity-based awards granted to our named executive officers during the fiscal year ended December 31, 2012 were in the form of restricted stock units, with dividend equivalent rights (as described below). On June 29, 2012, we granted restricted stock units with dividend equivalent rights to the following executives: Mr. Weinstein, 600,000 restricted stock units; Ms. Lazar, 16,000 restricted stock units; Ms. Moretti, 20,000 restricted stock units; and each of Messrs. Norton and Abrams, 60,000 restricted stock units. On March 29, 2013, Ms. Lazar forfeited 12,000 restricted stock units upon termination of her employment with us. On September 11, 2012, Mr. Abrams forfeited this award upon his termination of employment with us in accordance with the terms of his separation agreement. The Compensation Committee made no other restricted stock unit grants to our named executive officers during the fiscal year ended December 31, 2012.

Each vested restricted stock unit represents the right to receive one share of our common stock. The restricted stock units granted during the fiscal year ended December 31, 2012 vest over a period of three years, subject to the recipient’s continued employment with us, as follows: one-twelfth on September 29, 2012, December 29, 2012, March 29, 2013 and June 29, 2013; after June 29, 2013, the restricted stock units will vest on a daily pro rata basis until June 29, 2015, when the award will be fully vested. The restricted stock units are subject to accelerated vesting under certain circumstances, as described in the applicable restricted stock unit agreements. The awards of dividend equivalents are subject to the same vesting schedule that applies to the underlying restricted stock units to which they relate. All vested restricted stock units granted to date will be distributed in shares of our common stock or, at our option, paid in cash upon the earliest to occur of (1) the last regularly scheduled vesting date, (2) the occurrence of a change in control (as defined in the applicable restricted stock unit agreements), or (3) the recipient’s separation from service.

For further information on past awards and current holdings of restricted stock units for each of our named executive officers, see the table below under the heading “—Outstanding Equity Awards at Fiscal Year-End.”

Timing of Awards

We do not coordinate the timing of equity award grants with the release of material non-public information nor do we time the release of material non-public information for purposes of affecting the value of executive compensation.

Perquisites and Other Elements of Compensation

We also provide other benefits to our executive officers which are common competitive practice in our industry. A portion of the life insurance benefit provided to all employees may exceed statutory levels for exclusion from compensation for our named executive officers. However, we do not allocate life insurance premiums to individual persons since we have a group policy whose premiums are not actuarially determined. In addition, pursuant to Mr. Weinstein’s employment agreement, during his employment with the Company, the Company’s group life insurance policy will provide Mr. Weinstein with eligibility for coverage (including supplemental coverage) at a benefit level equal to at least 100% of his annual base salary, and the premiums for the maximum basic coverage amount (currently $510,000) will be paid for by the Company.

In all other aspects, our executives participate in benefits plans available to all full-time employees. The 401(k) benefit plan is available to all full-time employees who have completed 30 days of service with us. Employees may contribute up to 60% of their annual compensation, limited by the maximum allowed under Section 401(k) of the Internal Revenue Code of 1986 as amended (the “Code”). Subject to such limitations of the Code, we provide a matching contribution in an amount equal to 50% of the employee contribution. Employees are fully vested in their voluntary contributions. Employer contributions are subject to vesting requirements. During the fiscal year ended December 31, 2012, we contributed $0.4 million to the 401(k) plan. Our 401(k) plan is intended to qualify under Section 401 of the Code so that contributions to the 401(k) plan, and income earned on such plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. During the fiscal year ended December 31, 2012, Messrs. Weinstein, Koumriqian, Norton, Abrams and Johnston and Ms. Moretti each received matching contributions of $8,500 and Ms. Lazar received a matching contribution of $3,750 to their respective 401(k) plan accounts.

We also offer a medical expense reimbursement program to our executive officers that reimburses each executive for certain medical expenses incurred by the executive and his or her family members that are not covered by our insurance programs, including medical, dental and vision expenses. During the fiscal year ended December 31, 2012, all of our named executive officers, other than Ms. Lazar, received benefits under this program.

Severance and Change in Control Payments and Benefits

In order to achieve our objective of attracting and retaining the most talented executives, as well as motivating such executives throughout their tenure with us, we believe that it is vital to provide our executive officers with severance and change in control payments that are in line with those offered by our peer group companies.

To this end, we have agreed to severance payments and benefits to all of our named executive officers that protect said executives against termination by us without cause and with respect to certain executives by the executive for good reason or by death or disability. These agreements provide for some or all of the following: severance in the form of a lump sum payment; enhanced severance in connection with a change in control; continued health benefits; accelerated vesting of certain equity awards; and outplacement services as a result of a qualifying termination of employment.

In 2009, the Company adopted a policy that it will not enter into any new agreements with its executive officers that include (i) any Code Section 280G excise tax gross-up provision with respect to payments contingent upon a change in control of the Company, except in unusual circumstances where the Compensation Committee determines that it is appropriate to do so in order to recruit a new executive officer to the Company (in which case, the excise tax gross-up will be limited to payments triggered by both a change in control and termination of employment, and will be subject to a three-year sunset provision), or (ii) a modified single trigger which provides for severance payments in the event that an executive officer voluntarily terminates employment without good reason within a specified period of time following a change in control of the Company.

For further information on the terms of severance and change in control payments and benefits, including actual payouts, please see the narrative description and tables below under the heading “—Potential Payments upon Termination or Change in Control.”

2012 Advisory Vote on the Compensation of Named Executive Officers

In July 2012, we provided stockholders an advisory vote to approve the compensation of our named executive officers, or the say-on-pay proposal. At our 2012 Annual Meeting of Stockholders, holders of our common stock approved the compensation of our named executive officers, with approximately 70% of the votes cast in favor of the say-on-pay proposal. In evaluating our executive compensation program, the Compensation Committee considered the results of the say-on-pay proposal and certain other factors as discussed in this Compensation Discussion and Analysis, such as Company and individual performance and competitive pay opportunities that reflect best practices. Each of these considerations factored into the Compensation Committee’s decisions regarding the compensation of our named executive officers. The Compensation Committee will continue to monitor and assess our executive compensation program and consider the outcome of our say-on-pay votes when making future compensation decisions regarding our named executive officers.

Impact of Tax and Accounting Treatment on Executive Compensation

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Code disallows a tax deduction for any publicly-held corporation for individual compensation of more than $1.0 million in any taxable year to certain executive officers of the corporation, other than compensation that is performance-based under a plan that is approved by stockholders and that meets certain other technical requirements. The Compensation Committee’s policy with respect to Section 162(m) is to make every reasonable effort to structure compensation that is deductible to the extent permitted, while simultaneously providing our executives with appropriate and competitive rewards for their performance. In the appropriate circumstances, however, the Compensation Committee is prepared to exceed the limit on deductibility under Section 162(m) to the extent necessary to ensure our executive officers are compensated in a manner consistent with our best interests and those of our stockholders.

Parachute Payments

As described above, in 2009 the Company adopted a policy that it will not enter into any new agreements with its executive officers that include any Code Section 280G excise tax gross-up provision with respect to payments contingent upon a change in control of the Company, except in unusual circumstances. None of our named executive officers are entitled to receive an excise tax gross-up payment pursuant to the terms of their respective employment agreements.

Section 409A

The Compensation Committee also endeavors to structure executive officers’ compensation in a manner that is either compliant with, or exempt from the application of, Code Section 409A, which provisions may impose significant additional taxes to the officers on non-conforming, nonqualified deferred compensation (including certain equity awards, severance, incentive compensation, traditional deferred compensation and other payments).

Financial Accounting Standards Board Codification Topic 718

Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “FASB Codification”) Topic 718, Compensation—Stock Compensation, we are required to account for all share-based compensation issued to our employees at fair value. For equity awards to be settled in stock, we measure the cost of employee services received in exchange for equity awards based on grant-date fair value. For equity awards to be settled in cash, we measure the cost of employee services based on the fair value of our common stock on the settlement date. We recognize such cost over the period during which an employee is required to provide services in exchange for the award. The Compensation Committee regularly considers the accounting implications of significant compensation decisions, especially in connection with decisions that relate to equity compensation awards. As accounting standards change, we may revise certain programs to appropriately align the accounting expense of our equity awards with our overall executive compensation philosophy and objectives.

Stock Ownership Guidelines

While we encourage stock ownership by our executive officers and directors, we do not currently have formal stock ownership requirements. In addition, we do not have a policy in place regarding the ability of our executive officers or directors to engage in hedging activities with respect to our common stock.

For more information regarding share-based compensation for members of the board of directors, see the discussion below under the heading “—Compensation of Directors.”

Summary Compensation Table

The following table summarizes the compensation earned by each of our named executive officers for services rendered in all capacities to us and our subsidiaries during the fiscal year ended December 31, 2012:

SUMMARY COMPENSATION TABLE

Name and Principal Position(s)	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
David L. Weinstein (3) President and Chief Executive Officer	2012	750,000	—	1,848,000	—	1,875,000	10,634	4,483,634
	2011	675,000	1,465,625	1,170,000	—	759,375	16,549	4,086,549
	2010	74,422	250,000	1,404,000	500,429	—	21,000	2,249,851

Shant Koumriqian (4) Former Executive Vice President, Chief Financial Officer	2012	93,750	—	—	—	—	127,321	221,071
	2011	375,000	—	—	—	250,000	15,603	640,603
	2010	375,000	—	234,220	—	370,000	10,323	989,543

Jeanne M. Lazar (5) Chief Accounting Officer	2012	183,750	10,000	49,280	—	84,999	3,750	331,779

Peggy M. Moretti (6) Executive Vice President, Investor and Public Relations & Chief Administrative Officer	2012	325,000	—	61,600	—	80,000	13,158	479,758
	2011	325,000	—	47,560	—	100,000	16,746	489,306
	2010	325,000	—	203,150	—	250,000	10,557	788,707

Christopher M. Norton (7) Executive Vice President, General Counsel and Secretary	2012	275,000	—	184,800	—	250,000	15,223	725,023
	2011	229,167	62,877	95,121	—	137,123	10,662	534,950

Jonathan L. Abrams (8) Former Executive Vice President, General Counsel and Secretary	2012	137,500	—	184,800	—	112,500	432,932	867,732
	2011	300,000	—	147,771	—	250,000	8,500	706,271
	2010	300,000	—	155,350	—	225,000	9,027	689,377

Peter K. Johnston (9) Former Senior Vice President, Leasing	2012	300,000	—	—	—	506,370	12,060	818,430
	2011	300,000	—	—	—	690,465	8,500	998,965
	2010	300,000	—	—	—	1,021,414	25,274	1,346,688
__________

(1)	Amounts shown in Column (c) represent the base salary amount earned by the named executive officer.

(2)
Amounts shown in Column (e) represent the aggregate grant date fair value of stock awards computed in accordance with FASB Codification Topic 718. For a discussion of the assumptions made in the valuation reflected in this column, see Part II, Item 8. “Financial Statements and Supplementary Data–Note 9 to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 18, 2013.

(3)
The amount shown in Column (g) for the fiscal year ended December 31, 2012 for Mr. Weinstein represents his aggregate incentive bonus payments. The amount shown in Column (h) for the fiscal year ended December 31, 2012 represents company matching contributions made to our 401(k) plan on Mr. Weinstein’s behalf totaling $8,500 and executive medical reimbursement premiums and payments totaling $2,134.

(4)
The amount shown in Column (c) for the fiscal year ended December 31, 2012 for Mr. Koumriqian represents his annual base salary earned up to and including his date of termination. The amount shown in Column (h) for the fiscal year ended December 31, 2012 represents severance pursuant to Mr. Koumriqian’s second and amended and restated employment agreement totaling $62,500, which represents a pro-rata incentive bonus for the first quarter of 2012 (based on his 2011 target annual bonus), payout of accrued vacation totaling $43,268, reimbursement for premiums for health insurance coverage from April 1, 2012 through December 31, 2012 totaling $13,054, and company matching contributions made to our 401(k) plan on Mr. Koumriqian’s behalf totaling $8,500. Mr. Koumriqian’s employment with us terminated on March 31, 2012.

(5)
The amount shown in Column (d) represents a signing bonus paid to Ms. Lazar pursuant to the terms of her employment agreement. The amount shown in Column (g) represents Ms. Lazar’s aggregate incentive bonus payments. The amount shown in Column (h) represents company matching contributions made to our 401(k) plan on Ms. Lazar’s behalf. Ms. Lazar’s employment with us terminated on March 29, 2013.

(6)
The amount shown in Column (g) for the fiscal year ended December 31, 2012 for Ms. Moretti represents her aggregate incentive bonus payments. The amount shown in Column (h) for the fiscal year ended December 31, 2012 represents company matching contributions made to our 401(k) plan on Ms. Moretti’s behalf totaling $8,500 and executive medical reimbursement premiums and payments totaling $4,658.

(7)
The amount shown in Column (g) for the fiscal year ended December 31, 2012 for Mr. Norton represents his aggregate incentive bonus payments. The amount shown in Column (h) for the fiscal year ended December 31, 2012 represents company matching contributions made to our 401(k) plan on Mr. Norton’s behalf totaling $8,500 and executive medical reimbursement premiums and payments totaling $6,723.

(8)
The amount shown in Column (c) for the fiscal year ended December 31, 2012 for Mr. Abrams represents his annual base salary earned up to and including his date of termination. The amount shown in Column (g) for the fiscal year ended December 31, 2012 represents the incentive bonus payment paid to Mr. Abrams prior to his date of termination. The amount shown in Column (h) for the fiscal year ended December 31, 2012 represents severance pursuant to Mr. Abrams’ separation agreement totaling $350,000, the payout of accrued vacation totaling $34,616, executive medical reimbursement premiums and payments totaling $9,122, company matching contributions made to our 401(k) plan on his behalf totaling $8,500, actual reimbursement for premiums for health insurance coverage from October 1, 2012 through December 31, 2012 totaling $4,894, and estimated reimbursement for premiums for health insurance coverage from January 1, 2013 through March 31, 2014 totaling $25,800. Mr. Abrams’ employment with us terminated on September 11, 2012.

(9)
The amount shown in Column (g) for the fiscal year ended December 31, 2012 for Mr. Johnston represents leasing bonuses earned. The amount shown in Column (h) for the fiscal year ended December 31, 2012 represents company matching contributions made to our 401(k) plan on Mr. Johnston’s behalf totaling $8,500 and executive medical reimbursement premiums and payments totaling $3,560. Mr. Johnston’s employment with us terminated on January 11, 2013.

Grants of Plan-Based Awards

The following tables summarize grants of plan-based awards made during the fiscal year ended December 31, 2012 to each of our named executive officers:

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date (1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards
		Threshold ($) (2)	Target ($) (3)	Maximum ($) (4)
(a)	(b)	(c)	(d)	(e)
David L. Weinstein	1/1/2012	—	937,500	1,875,000
Shant Koumriqian	—	—	—	—
Jeanne M. Lazar (5)	4/2/2012	—	—	—
Peggy M. Moretti	1/1/2012	—	243,750	487,500
Christopher M. Norton	1/1/2012	—	—	—
Jonathan L. Abrams (6)	1/1/2012	—	225,000	—
Peter K. Johnston (7)	1/1/2012	—	100,000	200,000
		—	506,370	—
__________

(1)
The grant date for incentive bonuses is deemed to be January 1, 2012 for Messrs. Weinstein, Norton, Abrams and Johnston and Ms. Moretti. For Ms. Lazar, the grant date for her incentive bonuses is deemed to be the effective date of her employment agreement.

(2)	None of the executives were entitled to a minimum incentive bonus based on threshold performance.

(3)
Amounts shown in Column (d) represent the executive’s target annual bonus as defined in the terms of each executive’s employment agreement. Per her employment agreement, Ms. Moretti’s target annual bonus is 75% of her annual base salary. Ms. Lazar and Mr. Norton do not have a target annual bonus. Per his employment agreement, Mr. Abrams’ target annual bonus was 75% of his annual base salary. Per his employment agreement, Mr. Johnston’s target annual bonus is $100,000 (in addition to his leasing bonus described in footnote 7 below).

(4)
Amounts shown in Column (e) represent the executive’s maximum annual bonus as defined in the terms of each executive’s employment agreement. Per his employment agreement, Mr. Weinstein’s maximum annual bonus is 250% of his annual base salary. Per her employment agreement, Ms. Moretti’s maximum annual bonus is 150% of her annual base salary. Messrs. Norton and Abrams and Ms. Lazar do not have a maximum annual bonus. Per his employment agreement, Mr. Johnston’s maximum annual bonus is $200,000.

(5)	Ms. Lazar’s employment with us terminated on March 29, 2013.

(6)	Mr. Abrams’ employment with us terminated on September 11, 2012.

(7)
Because the target amount of his leasing bonus is not determinable, the amount shown in Column (d) for Mr. Johnston is a representative amount based on the previous fiscal year’s (2012) performance. Mr. Johnston’s employment with us terminated on January 11, 2013.

For actual awards earned by our named executive officers during the fiscal year ended December 31, 2012, see the “—Summary Compensation Table” above. For a more complete description of our 2012 incentive program, see the discussion above under the heading “—Compensation Discussion and Analysis—Annual Compensation—Incentive Bonuses.”

GRANTS OF PLAN-BASED AWARDS (continued)

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
(a)	(b)	(i)	(j)	(k)	(l)
David L. Weinstein (2)	6/29/2012	600,000	—	—	1,848,000
Shant Koumriqian	—	—	—	—	—
Jeanne M. Lazar (2) (3)	6/29/2012	16,000	—	—	49,280
Peggy M. Moretti (2)	6/29/2012	20,000	—	—	61,600
Christopher M. Norton (2)	6/29/2012	60,000	—	—	184,800
Jonathan L. Abrams (2) (4)	6/29/2012	60,000	—	—	184,800
Peter K. Johnston (5)	—	—	—	—	—
__________

(1)
The amounts shown in Column (l) represent the grant date fair value of the awards computed in accordance with FASB Codification Topic 718. For a discussion of the assumptions made in the valuation reflected in this column, see Part II, Item 8. “Financial Statements and Supplementary Data–Note 9 to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 18, 2013.

(2)
The restricted stock units are scheduled to vest over a period of three years, with one-twelfth (1/12) vesting on each of September 29, 2012, December 29, 2012, March 29, 2013 and June 29, 2013, and the remaining 50% vesting pro rata on a daily basis until June 29, 2015, subject to the executive’s continued employment with us.

(3)	On March 29, 2013, Ms. Lazar forfeited 12,000 restricted stock units granted to her on June 29, 2012 upon her termination of employment with us pursuant to the terms of her award agreement.

(4)
On September 11, 2012, Mr. Abrams forfeited the 60,000 restricted stock units granted to him on June 29, 2012 upon his termination of employment with us in accordance with the terms of his separation agreement.

(5)	Mr. Johnston’s employment with us terminated on January 11, 2013.

Narrative Disclosure to Summary Compensation and Grants of Plan-Based Awards Tables

Employment Agreements

As described above, our practice is to set forth the material terms of each executive officer’s compensation package in negotiated employment agreements. The following discussion summarizes the terms of employment agreements that we were a party to with each of our named executive officers during the fiscal year ended December 31, 2012.

Mr. Weinstein—

Employment Agreement with Mr. Weinstein—

On December 15, 2011, we entered into an amended and restated employment agreement with Mr. Weinstein, which provides for Mr. Weinstein to serve as our President and Chief Executive Officer.

Mr. Weinstein’s amended and restated employment agreement had a term commencing on November 21, 2010 and ending on December 31, 2014. As discussed below, Mr. Weinstein’s employment agreement has been amended to provide that his employment with us is “at-will” and is not for a specified period of time, subject to our obligations under the employment agreement in the event of a termination of his employment.

The amended and restated employment agreement provides that Mr. Weinstein’s annual base salary is $750,000 (subject to increase in accordance with the Company’s normal executive compensation practices).

Mr. Weinstein is eligible for cash performance bonuses under our incentive program, based on the satisfaction of performance goals established by the Compensation Committee in accordance with the terms of such plan. Mr. Weinstein’s amended and restated employment agreement provides for a target annual bonus equal to 125% and a maximum annual bonus equal to 250% of his annual base salary.

The amended and restated employment agreement for Mr. Weinstein provides for certain severance payments and benefits in the event that his employment is terminated by us without cause, by Mr. Weinstein for good reason, by death or disability, or in connection with a change in control.

A detailed discussion of severance payments and benefits under Mr. Weinstein’s amended and restated employment agreement is set forth below under the heading “—Potential Payments upon Termination or Change in Control.”

Amendments to Employment Agreement with Mr. Weinstein—

Effective June 29, 2012 and November 28, 2012, we entered into first and second amendments, respectively, to the amended and restated employment agreement with Mr. Weinstein to modify certain severance provisions in the agreement, as discussed below under the heading “—Potential Payments upon Termination or Change in Control.”

In addition, pursuant to the second amendment to Mr. Weinstein’s amended and restated employment agreement, Mr. Weinstein’s employment with us is “at-will” and is not for a specified period of time, subject to our obligations under the employment agreement in the event of a termination of his employment.

A detailed discussion of severance payments and benefits under Mr. Weinstein’s amended and restated employment agreement, as amended, is set forth below under the heading “—Potential Payments upon Termination or Change in Control.”

Mses. Lazar and Moretti and Mr. Norton—

As more fully discussed below, we have previously entered into employment agreements with each of Mses. Lazar and Moretti and Mr. Norton.

The current annual base salary for each of these named executive officers pursuant to their employment agreements are: $245,000 for Ms. Lazar; $325,000 for Ms. Moretti; and $275,000 for Mr. Norton (in each case, subject to potential future increase in accordance with our normal executive compensation practices).

Ms. Moretti’s employment agreement provides for a target annual bonus equal to 75% and a maximum annual bonus equal to 150% of her annual base salary. Ms. Lazar and Mr. Norton do not have a target annual bonus or a maximum annual bonus specified in their respective employment agreements.

The employment agreements with each of Mses. Lazar and Moretti and Mr. Norton provide for certain severance payments and benefits in the event that the executive’s employment is terminated by us without cause and solely with respect to Mr. Norton, by him for good reason, and solely with respect to Ms. Moretti, by her death or disability.

A detailed discussion of severance payments and benefits under the employment agreements with Mses. Lazar and Moretti and Mr. Norton is set forth below under the heading “—Potential Payments upon Termination or Change in Control.

Amendment to Employment Agreement with Ms. Lazar—

Effective April 2, 2012, we entered into an employment agreement with Ms. Lazar, which provided for Ms. Lazar to serve as our Chief Accounting Officer. Ms. Lazar’s employment agreement had a term commencing on April 2, 2012 and ending on September 30, 2013, and provided for employment with us “at-will” thereafter.

On November 28, 2012, we entered into a first amendment to the employment agreement with Ms. Lazar to extend the term of her employment for an additional three months to December 31, 2013. Following the expiration of such term, Ms. Lazar’s employment with us would automatically become “at‑will” and not for a specified period of time. Ms. Lazar’s employment with us terminated on March 29, 2013.

Amendment to Employment Agreement with Ms. Moretti—

Effective January 1, 2010, we entered into an amended and restated employment agreement with Ms. Moretti, which provides for Ms. Moretti to serve as our Executive Vice President, Investor and Public Relations & Chief Administrative Officer.

Ms. Moretti’s amended and restated employment agreement had a term commencing on January 1, 2010 and ending on December 31, 2014, subject to automatic one-year extensions thereafter, unless either party provided advance notice of non-renewal.

Effective June 29, 2012 and November 28, 2012, we entered into first and second amendments, respectively, to the amended and restated employment agreement with Ms. Moretti to modify certain severance provisions in the agreement, as discussed below under the heading “—Potential Payments upon Termination or Change in Control.”

In addition, pursuant to the second amendment to Ms. Moretti’s amended and restated employment agreement, the term of her employment with us was extended for 12 months to December 31, 2015, subject to automatic one-year extensions thereafter, unless either party provides advance notice of non-renewal.

A detailed discussion of severance payments and benefits under Ms. Moretti’s amended and restated employment agreement, as amended, is set forth below under the heading “—Potential Payments upon Termination or Change in Control.”

Amendment and Restatement of Employment Agreement with Mr. Norton—

2011 Employment Agreement with Mr. Norton—

Effective as of March 1, 2011, we entered into an employment agreement with Mr. Norton, which provided for Mr. Norton to serve as our Senior Vice President, Transactions.

Under Mr. Norton’s 2011 employment agreement, the term of his employment commenced on March 1, 2011 and was scheduled to expire on February 29, 2012, subject to an automatic one-year extension until February 28, 2013, unless either party provided advance notice of non-renewal.

Mr. Norton’s 2011 employment agreement provided for certain severance payments and benefits in the event of (i) a termination of his employment by us without cause (as defined in the employment agreement) prior to February 29, 2012, or (ii) if a change in control occurred and his employment was terminated by us without cause on or after the date of such change in control and prior to February 29, 2012, or prior to February 28, 2013 in the event that his employment agreement was extended.

Amended and Restated Employment Agreement with Mr. Norton—

Effective February 14, 2012, we entered into an amended and restated employment agreement with Mr. Norton, which superseded his original 2011 employment agreement with us.

Mr. Norton’s amended and restated employment agreement had a term commencing on February 14, 2012 and ending on December 31, 2014, subject to automatic renewals for successive one‑year periods unless either party provided notice of its intention not to renew the agreement not less than 60 days prior to the expiration of the then-current term.

Mr. Norton’s amended and restated employment agreement provided for certain severance payments and benefits if his employment was terminated by us without cause (as defined in the amended and restated employment agreement).

First Amendment to Amended and Restated Employment Agreement with Mr. Norton—

Effective June 29, 2012, we entered into a first amendment to the amended and restated employment agreement with Mr. Norton to modify certain severance provisions in the agreement, as discussed below under the heading “—Potential Payments upon Termination or Change in Control.”

Second Amended and Restated Employment Agreement with Mr. Norton—

Effective November 28, 2012, we entered into a second amended and restated employment agreement with Mr. Norton. Pursuant to his second amended and restated employment agreement, Mr. Norton’s employment with us is “at-will” and is not for a specified period of time, subject to our obligations under the employment agreement in the event of a termination of his employment.

A detailed discussion of severance payments and benefits under Mr. Norton’s second amended and restated employment agreement is set forth below under the heading “—Potential Payments upon Termination or Change in Control.”

Former Named Executive Officers

Mr. Koumriqian—

Effective as of October 11, 2011, we entered into a second amended and restated employment agreement with Mr. Koumriqian, which provided for Mr. Koumriqian to serve as our Executive Vice President, Chief Financial Officer.

The second amended and restated employment agreement provided that Mr. Koumriqian would remain Executive Vice President, Chief Financial Officer (or at our option, Executive Vice President) until the automatic termination of his employment as described below. Mr. Koumriqian’s employment with us automatically terminated on March 31, 2012 in accordance with the terms of the employment agreement.

Mr. Koumriqian’s second amended and restated employment agreement provided for an annual base salary of $375,000 per year and a target annual bonus of $250,000.

Pursuant to the second amended and restated employment agreement, Mr. Koumriqian was not eligible to receive any future equity-based or long-term incentive awards from us and his outstanding stock options, restricted common stock and restricted stock units continued to vest per the terms of the applicable award agreements until March 31, 2012. All unvested awards were forfeited upon the termination of Mr. Koumriqian’s employment on March 31, 2012.

As Mr. Koumriqian remained employed with us through March 31, 2012, following his execution of a general release of claims, Mr. Koumriqian was paid a pro-rated annual bonus of $62,500, representing a pro rata bonus for the first quarter of 2012 (based on his target annual bonus) and was reimbursed for premiums for health insurance coverage from April 1, 2012 through December 31, 2012.

Mr. Abrams—

Employment Agreement with Mr. Abrams—

Effective as of December 31, 2008, we entered into an amended and restated employment agreement with Mr. Abrams, which provided for Mr. Abrams to serve as our Senior Vice President, General Counsel and Secretary.

As in effect immediately prior to Mr. Abrams’ termination of employment with us, Mr. Abrams’ amended and restated employment agreement, as amended, provided for an annual base salary of $300,000 per year and a target annual bonus of 75% of his annual base salary.

Amendments to Employment Agreement with Mr. Abrams—

Effective February 14, 2012, we entered into a first amendment to the amended and restated employment agreement with Mr. Abrams. The effect of the first amendment was to:

•	reflect the change in Mr. Abrams’ title to Executive Vice President from Senior Vice President, which occurred previously on December 19, 2011;

•
provide that Mr. Abrams’ employment with us would be for a fixed term, ending on December 31, 2014, subject to automatic renewals for successive one-year periods unless either party provided notice of its intention not to renew the employment agreement not less than 60 days prior to the expiration of the then-current term;

•	reflect Mr. Abrams’ annual base salary of $300,000, which was previously established by us as of July 1, 2009; and

•	modify certain severance provisions in Mr. Abrams’ prior employment agreement, as discussed below under the heading “—Potential Payments upon Termination or Change in Control.”

Effective June 29, 2012, we entered into a second amendment to the amended and restated employment agreement with Mr. Abrams to modify the severance provisions in the agreement by providing that the pro-rated annual bonus portion of the severance payable would be reduced by any semi‑annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs.

Separation Agreement with Mr. Abrams—

On September 11, 2012, we entered into a separation agreement with Mr. Abrams. Pursuant to the separation agreement, Mr. Abrams resigned as an employee and officer of the Company effective September 11, 2012. Subject to his execution and non-revocation of a general release of claims, Mr. Abrams was paid a lump-sum cash payment of $350,000 and will be reimbursed for premiums for group health insurance coverage for up to 18 months from September 11, 2012, unless he becomes re‑employed with another employer and is eligible to receive group health insurance coverage under another employer’s plans during that period. In addition, Mr. Abrams’ restricted stock units that were unvested as of September 11, 2012 were forfeited.

Mr. Johnston—

Employment Agreement with Mr. Johnston—

Effective as of December 31, 2008, we entered into an amended and restated employment agreement with Mr. Johnston, which provided for Mr. Johnston to serve as our Senior Vice President, Leasing.

The amended and restated employment agreement with Mr. Johnston provided that his employment with us was “at-will” and could be terminated by either Mr. Johnston or us upon at least 30 days advance written notice, subject to certain severance obligations in the event that his employment was terminated by us without cause.

Pursuant to Mr. Johnston’s amended and restated employment agreement, Mr. Johnston’s annual base salary was $300,000. Mr. Johnston’s amended and restated employment agreement provided for a target annual bonus of $100,000 and a maximum annual bonus of $200,000, in addition to a quarterly leasing bonus equal to $0.75 per square foot of rentable area leased during the term of his employment (subject to annual adjustment) pursuant to leases for space in certain of our properties.

A detailed discussion of severance payments and benefits for Mr. Johnston is set forth below under the heading “—Potential Payments upon Termination or Change in Control.”

Separation Agreement with Mr. Johnston—

On January 11, 2013, we entered into a separation agreement with Mr. Johnston. Pursuant to the separation agreement, Mr. Johnston resigned as an employee and officer of the Company effective January 11, 2013. Subject to his execution and non-revocation of a general release of claims, Mr. Johnston is entitled to a lump-sum cash payment of $550,000 and certain contingent leasing commissions in the event that certain leases specified in the agreement are fully executed on or prior to May 31, 2013. In January 2013, Mr. Johnston executed a general release of claims and was paid the $550,000 due him pursuant to his separation agreement.

All Named Executive Officers—

The employment agreements of our named executive officers provide for:

•
participation in incentive, savings and retirement plans applicable generally to our senior executives or similarly situated executives (with the exception of Mr. Johnston who, aside from the leasing bonus described above and standard benefits such as our 401(k) plan, does not participate in our long-term incentive programs); and

•	medical and other group welfare plan coverage for the executive and eligible family members, fringe benefits and paid vacation provided to our senior executives or similarly situated executives.

The employment agreements for all named executive officers contain standard confidentiality provisions that apply indefinitely and non-solicitation provisions that apply during the term of the employment agreements and for a one-year period thereafter in the case of Messrs. Norton, Abrams and Johnston and Ms. Lazar, and a two-year period thereafter in the case of Messrs. Weinstein and Koumriqian and Ms. Moretti.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards as of December 31, 2012 for each of our named executive officers:

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)	(f)
David L. Weinstein (1)	400,000	—	—	2.40	11/21/2017
	7,500	—	—	11.26	8/6/2018
	5,000	—	—	6.00	10/2/2018
	45,000	—	—	0.58	7/23/2019
	30,000	15,000	—	2.93	6/30/2020
Shant Koumriqian	—	—	—	—	—
Jeanne M. Lazar	—	—	—	—	—
Peggy M. Moretti (2)	60,000	—	—	0.58	7/23/2019
Christopher M. Norton	—	—	—	—	—
Jonathan L. Abrams	—	—	—	—	—
Peter K. Johnston	—	—	—	—	—
__________

(1)
Nonqualified stock options totaling 400,000 shown in Column (b) were granted to Mr. Weinstein on November 21, 2010 related to his services as an employee of the Company and these options vested with respect to one-half of the shares subject thereto on each of November 21, 2011 and 2012. The remaining nonqualified stock options shown in Columns (b) and (c) were granted to Mr. Weinstein in connection with his services as an independent director of the Company prior to his appointment as President and Chief Executive Officer. Mr. Weinstein was granted 7,500 nonqualified stock options on August 6, 2008 and these options vested with respect to one-third of the shares subject thereto on each of August 6, 2009, 2010 and 2011. Mr. Weinstein was granted 5,000 nonqualified stock options on October 2, 2008 and these options vested with respect to one-third of the shares subject thereto on each of October 2, 2009, 2010 and 2011. Mr. Weinstein was granted 45,000 nonqualified stock options on July 23, 2009 and these options vested with respect to one-third of the shares subject thereto on each of July 23, 2010, 2011 and 2012. Mr. Weinstein was granted 45,000 nonqualified stock options on June 30, 2010 and these options vested with respect to one-third of the shares subject thereto on each of June 30, 2011 and 2012, and are scheduled to vest with respect to the remaining one-third of the shares subject thereto on June 30, 2013.

(2)
The nonqualified stock options shown in Column (b) were granted to Ms. Moretti on July 23, 2009. These stock options vested with respect to one-third of the shares subject thereto on each of July 23, 2010, 2011 and 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(g)	(h)	(i)	(j)
David L. Weinstein (2)	790,137	2,433,622	—	—
Shant Koumriqian	—	—	—	—
Jeanne M. Lazar (3)	13,334	41,069	—	—
Peggy M. Moretti (4)	66,906	206,070	—	—
Christopher M. Norton (5)	73,588	226,651	—	—
Jonathan L. Abrams	—	—	—	—
Peter K. Johnston	—	—	—	—
__________

(1)
Amounts shown in Column (h) represent the number of restricted stock units outstanding shown in Column (g) multiplied by $3.08, the closing market price of our common stock on the NYSE on December 31, 2012. All restricted stock units granted to date, to the extent vested, will be distributed in shares of our common stock or, at our option, paid in cash upon the earliest to occur of (1) the last vesting date specified in the grant, (2) the occurrence of a change in control (as defined in the restricted stock unit agreements), or (3) the recipient’s separation from service.

(2)
Amount shown in Column (g) represents 790,137 restricted stock units awarded to Mr. Weinstein pursuant to two separate award agreements. Under the terms of his December 19, 2011 restricted stock unit agreement, 290,137 restricted stock units are scheduled to vest on a daily pro rata basis through December 19, 2013. The remaining 500,000 restricted stock units were granted under the terms of his June 29, 2012 restricted stock unit agreement, and are scheduled to vest over a period of three years, with 50,000 restricted stock units vesting on each of March 29, 2013 and June 29, 2013 and the remaining 400,000 units vesting on a daily pro rata basis through June 29, 2015, subject to his continued employment with us.

(3)
Amount shown in Column (g) represents 13,334 restricted stock units awarded to Ms. Lazar pursuant to the terms of her June 29, 2012 restricted stock unit agreement, and are scheduled to vest over a period of three years, with 1,333 restricted stock units vesting on each of March 29, 2013 and June 29, 2013 and the remaining 10,668 restricted stock units vesting on a daily pro rata basis through June 29, 2015, subject to her continued employment with us. Ms. Lazar forfeited 12,000 unvested restricted stock units upon her termination of employment with us on March 29, 2013 pursuant to the terms of her award agreement.

(4)
Amount shown in Column (g) represents 66,906 restricted stock units awarded to Ms. Moretti pursuant to four separate award agreements. Under the terms of her October 2, 2008 restricted stock unit agreement, 11,898 restricted stock units are scheduled to vest on a daily pro rata basis through October 2, 2013. Under the terms of her December 9, 2010 restricted stock unit agreement, 26,548 restricted stock units are scheduled to vest on a daily pro rata basis through December 9, 2013. Under the terms of her December 19, 2011 restricted stock unit agreement, 11,794 restricted stock units are scheduled to vest on a daily pro rata basis through December 19, 2013. The remaining 16,666 restricted stock units were granted under the terms of her June 29, 2012 restricted stock unit agreement, and are scheduled to vest over a period of three years, with 1,667 restricted stock units vesting on each of March 29, 2013 and June 29, 2013 and the remaining 13,332 units vesting on a daily pro rata basis through June 29, 2015, subject to her continued employment with us.

(5)
Amount shown in Column (g) represents 73,588 restricted stock units awarded to Mr. Norton pursuant to two separate award agreements. Under the terms of his December 19, 2011 restricted stock unit agreement, 23,588 restricted stock units are scheduled to vest on a daily pro rata basis through December 19, 2013. The remaining 50,000 restricted stock units are scheduled to vest over a period of three years, with 10,000 restricted stock units vesting on each of March 29, 2013 and June 29, 2013 and the remaining 40,000 units vesting on a daily pro rata basis through June 29, 2015, subject to his continued employment with us.

Option Exercises and Stock Vested

The following table summarizes option exercises and vesting of stock awards during the fiscal year ended December 31, 2012 for each of our named executive officers:

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
David L. Weinstein (1)	—	—	409,863	1,200,129
Shant Koumriqian (2)	62,533	83,169	13,779	33,017
Jeanne M. Lazar (3)	—	—	2,666	8,505
Peggy M. Moretti (4)	—	—	60,234	162,248
Christopher M. Norton (5)	—	—	35,192	103,536
Jonathan L. Abrams (6)	40,000	123,200	21,286	51,003
Peter K. Johnston	—	—	—	—
__________

(1)
Amount shown in Column (d) for Mr. Weinstein represents (i) 300,000 restricted stock units that vested on December 19, 2012 pursuant to his December 19, 2011 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $2.84 per share, (ii) 9,863 restricted stock units that vested on a daily pro rata basis pursuant to his December 19, 2011 restricted stock unit agreement, (iii) 50,000 restricted stock units that vested on September 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.35 per share, and (iv) 50,000 restricted stock units that vested on December 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.03 per share. The amount shown in Column (e) represents the number of units that vested multiplied by the closing market price of our common stock on the NYSE on the applicable vesting date.

(2)
Amount shown in Column (c) for Mr. Koumriqian represents the value realized on the exercise of a stock option to acquire 62,533 shares of our common stock on May 9, 2012, calculated by multiplying 62,533 shares by the value received from such exercise, calculated as the closing market price of our common stock on the NYSE on the date of exercise of $1.91, less the exercise price of $0.58 per share. The amount shown in Column (d) represents (i) 3,070 restricted stock units that vested on a daily pro rata basis pursuant to Mr. Koumriqian’s October 2, 2008 restricted stock unit agreement, (ii) 2,564 restricted stock units that vested on a daily pro rata basis pursuant to his March 12, 2009 restricted stock unit agreement, and (iii) 8,145 restricted stock units that vested on a daily pro rata basis pursuant to his December 9, 2010 restricted stock unit agreement. The amount shown in Column (e) represents the number of units that vested multiplied by the closing market price of our common stock on the NYSE on the applicable vesting date.

(3)
Amount shown in Column (d) for Ms. Lazar represents (i) 1,333 restricted stock units that vested on September 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.35 per share, and (ii) 1,333 restricted stock units that vested on December 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.03 per share. The amount shown in Column (e) represents the number of units that vested multiplied by the closing market price of our common stock on the NYSE on the applicable vesting date.

(4)
The amount shown in Column (d) for Ms. Moretti represents (i) 15,893 restricted stock units that vested on a daily pro rata basis pursuant to her October 2, 2008 restricted stock unit agreement, (ii) 28,411 restricted stock units that vested on a daily pro rata basis pursuant to her December 9, 2010 restricted stock unit agreement, (iii) 12,195 restricted stock units that vested on December 19, 2012 pursuant to her December 19, 2011 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $2.84 per share, (iv) 401 restricted stock units that vested on a daily pro rata basis pursuant to her December 19, 2011 restricted stock unit agreement, (v) 1,667 restricted stock units that vested on September 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.35 per share, and (vi) 1,667 restricted stock units that vested on December 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.03 per share. The amount shown in Column (e) represents the number of units that vested multiplied by the closing market price of our common stock on the NYSE on the applicable vesting date.

(5)
Amount shown in Column (d) for Mr. Norton represents (i) 24,390 restricted stock units that vested on December 19, 2012 pursuant to his December 19, 2011 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $2.84 per share, (ii) 802 restricted stock units that vested on a daily pro rata basis pursuant to his December 19, 2011 restricted stock unit agreement, (iii) 5,000 restricted stock units that vested on September 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.35 per share, and (iv) 5,000 restricted stock units that vested on December 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, when the closing market price of our common stock on the NYSE was $3.03 per share. The amount shown in Column (e) represents the number of units that vested multiplied by the closing market price of our common stock on the NYSE on the applicable vesting date.

(6)
Amount shown in Column (c) for Mr. Abrams represents the value realized on the exercise of a stock option to acquire 40,000 shares of our common stock on September 17, 2012, calculated by multiplying 40,000 shares by the value received from such exercise, calculated as the closing market price of our common stock on the NYSE on the date of exercise of $3.66, less the exercise price of $0.58 per share. The amount shown in Column (d) represents (i) 6,209 restricted stock units that vested on a daily pro rata basis pursuant to Mr. Abrams’ October 2, 2008 restricted stock unit agreement, and (ii) 15,077 restricted stock units that vested on a daily pro rata basis pursuant to his December 9, 2010 restricted stock unit agreement. The amount shown in Column (e) represents the number of units that vested multiplied by the closing market price of our common stock on the NYSE on the applicable vesting date.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

The following table summarizes the deferred compensation benefits accrued by each of our named executive officers during the fiscal year ended December 31, 2012:

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in 2012 ($)	Registrant Contributions in 2012 ($)	Aggregate Earnings in 2012 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance as of December 31, 2012 ($)
(a)	(b)	(c)	(d)	(e)	(f)
David L. Weinstein (1)	—	1,200,129	62,249	—	1,262,378
Shant Koumriqian (2)	—	33,017	42,482	(282,023)	—
Jeanne M. Lazar (3)	—	8,505	(294)	—	8,211
Peggy M. Moretti (4)	—	162,248	112,110	—	436,541
Christopher M. Norton (5)	—	103,536	4,855	—	108,391
Jonathan L. Abrams (6)	—	51,003	82,929	(62,043)	175,246
Peter K. Johnston	—	—	—	—	—
__________

(1)
Amount shown in Column (c) for Mr. Weinstein represents the fair market value of (i) 300,000 shares of common stock underlying restricted stock units that vested on December 19, 2012 pursuant to his December 19, 2011 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $2.84 per share, (ii) 9,863 shares of common stock underlying restricted stock units that vested on a daily pro rata basis pursuant to his December 19, 2011 restricted stock unit agreement, (iii) 50,000 shares of common stock underlying restricted stock units that vested on September 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.35 per share, and (iv) 50,000 shares of common stock underlying restricted stock units that vested on December 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.03 per share. The amount in Column (d) represents the sum of the increase in value of (i) 300,000 shares of common stock underlying restricted stock units that vested on December 19, 2012 pursuant to his December 19, 2011 restricted stock unit agreement, (ii) 9,863 shares of common stock underlying restricted stock units that vested on a daily pro rata basis pursuant to his December 19, 2011 restricted stock unit agreement, (iii) 50,000 shares of common stock underlying restricted stock units that vested on September 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, and (iv) 50,000 shares of common stock underlying restricted stock units that vested on December 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement. The amount in Column (f) represents the year-end value of 409,863 shares of common stock underlying the restricted stock units that were vested as of December 31, 2012 (comprised of 309,863 units with respect to the grant dated December 19, 2011 and 100,000 units with respect to the grant dated June 29, 2012). The aggregate balance shown is based on the closing market price of our common stock on the NYSE on December 31, 2012 of $3.08. This amount does not represent above-market earnings, and thus is not reported in the Summary Compensation Table. The grants of restricted stock units dated December 19, 2011 and June 29, 2012 were reported as compensation for Mr. Weinstein in the “Stock Awards” column of the Summary Compensation Table for 2011 and 2012, respectively, based on the fair value of the award computed in accordance with FASB Codification Topic 718.

(2)
The amount in Column (c) for Mr. Koumriqian represents the fair market value of 13,779 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from January 1, 2012 through Mr. Koumriqian’s termination date of March 31, 2012 (from three separate grants dated October 2, 2008, March 12, 2009 and December 9, 2010), based on the closing market price of our common stock on the NYSE on each applicable vesting date. The amount in Column (d) represents the sum of the increase in value of 13,779 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from each applicable vesting date in 2012 through Mr. Koumriqian’s termination date and 103,781 shares of common stock underlying the restricted stock units that were vested as of December 31, 2011. The amount in Column (e) represents the value of (i) 44,207 restricted stock units that were canceled to satisfy tax obligations from the vesting of his restricted stock units and (ii) 73,353 restricted stock units that were issued to Mr. Koumriqian in the form of shares of our common stock on October 1, 2012.

(3)
Amount shown in Column (c) for Ms. Lazar represents (i) 1,333 shares of common stock underlying restricted stock units that vested on September 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.35 per share, and (ii) 1,333 shares of common stock underlying restricted stock units that vested on December 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.03 per share. The amount in Column (d) represents the sum of the increase in value of (i) 1,333 shares of common stock underlying restricted stock units that vested on September 29, 2012, and (ii) 1,333 shares of common stock underlying restricted stock units that vested on December 29, 2012 with respect to the grant dated June 29, 2012. The amount in Column (f) represents the year-end value of 2,666 shares of common stock underlying the restricted stock units that were vested as of December 31, 2012 (comprised of 2,666 units with respect to the grant dated June 29, 2012). The aggregate balance shown is based on the closing market price of our common stock on the NYSE on December 31, 2012 of $3.08. This amount does not represent above-market earnings, and thus is not reported in the Summary Compensation Table. The grant of restricted stock units dated June 29, 2012 was reported as compensation for Ms. Lazar in the “Stock Awards” column of the Summary Compensation Table for 2012 based on the fair value of the award computed in accordance with FASB Codification Topic 718.

(4)
The amount in Column (c) for Ms. Moretti represents the fair market value of (i) 15,893 shares of common stock underlying restricted stock units that vested on a daily pro rata basis pursuant to her October 2, 2008 restricted stock unit agreement, (ii) 28,411 shares of common stock underlying restricted stock units that vested on a daily pro rata basis pursuant to her December 9, 2010 restricted stock unit agreement, (iii) 12,195 shares of common stock underlying restricted stock units that vested on December 19, 2012 pursuant to her December 19, 2011 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $2.84 per share, (iv) 401 shares of common stock underlying restricted stock units that vested on a daily pro rata basis pursuant to her December 19, 2011 restricted stock unit agreement, (v) 1,667 shares of common stock underlying restricted stock units that vested on September 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.35 per share, and (vi) 1,667 shares of common stock underlying restricted stock units that vested on December 29, 2012 pursuant to her June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.03 per share. The amount in Column (d) represents the sum of the increase in value of (i) 15,893 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from each applicable vesting date from January 1, 2012 through December 31, 2012, and 51,458 shares of common stock underlying the restricted stock units that were vested as of December 31, 2011, as determined from January 1, 2012 through December 31, 2012 with respect to the grant dated October 2, 2008, (ii) 28,411 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from each applicable vesting date from January 1, 2012 through December 31, 2012, and 30,041 shares of common stock underlying the restricted stock units that were vested as of December 31, 2011, as determined from January 1, 2012 through December 31, 2012 with respect to the grant dated December 9, 2010, (iii) 12,195 shares of common stock underlying restricted stock units that vested on December 19, 2012 and 401 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from each applicable vesting date from December 20, 2012 through December 31, 2012 with respect to the grant dated December 19, 2012, and (iv) 1,667 shares of common stock underlying restricted stock units that vested on September 29, 2012 and 1,667 shares of common stock underlying restricted stock units that vested on December 29, 2012 with respect to the grant dated June 29, 2012. The amount in Column (f) represents the year-end value of 141,733 shares of common stock underlying the restricted stock units that were vested as of December 31, 2012 (comprised of 67,351 units with respect to the grant dated October 2, 2008, 58,452 units with respect to the grant dated December 9, 2010, 12,596 units with respect to the grant dated December 19, 2011, and 3,334 units with respect to the grant dated June 29, 2012). The aggregate balance shown is based on the closing market price of our common stock on the NYSE on December 31, 2012 of $3.08. This amount does not represent above-market earnings, and thus is not reported in the Summary Compensation Table. The grants of restricted stock units dated December 9, 2010, December 19, 2011 and June 29, 2012 are reported as compensation for Ms. Moretti in the “Stock Awards” column of the Summary Compensation Table for 2010, 2011 and 2012, respectively, based on the fair value of the award computed in accordance with FASB Codification Topic 718.

(5)
The amount in Column (c) for Mr. Norton represents the fair market value of (i) 24,390 shares of common stock underlying restricted stock units that vested on December 19, 2012 pursuant to his December 19, 2011 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $2.84 per share, (ii) 802 shares of common stock underlying restricted stock units that vested on a daily pro rata basis pursuant to his December 19, 2011 restricted stock unit agreement, (iii) 5,000 shares of common stock underlying restricted stock units that vested on September 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.35 per share, and (iv) 5,000 shares of common stock underlying restricted stock units that vested on December 29, 2012 pursuant to his June 29, 2012 restricted stock unit agreement, based on the closing market price of our common stock on the NYSE of $3.03 per share. The amount in Column (d) represents the sum of the increase in value of (i) 24,390 shares of common stock underlying restricted stock units that vested on December 19, 2012 and 802 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from each applicable vesting date from December 20, 2012 through December 31, 2012 with respect to the grant dated December 19, 2012, and (ii) 5,000 shares of common stock underlying restricted stock units that vested on September 29, 2012 and 5,000 shares of common stock underlying restricted stock units that vested on December 29, 2012 with respect to the grant dated June 29, 2012. The amount in Column (f) represents the year-end value of 35,192 shares of common stock underlying the restricted stock units that were vested as of December 31, 2012 (comprised of 25,192 units with respect to the grant dated December 19, 2011, and 10,000 units with respect to the grant dated June 29, 2012). The aggregate balance shown is based on the closing market price of our common stock on the NYSE on December 31, 2012 of $3.08. This amount does not represent above-market earnings, and thus is not reported in the Summary Compensation Table. The grants of restricted stock units dated December 19, 2011 and June 29, 2012 are reported as compensation for Mr. Norton in the “Stock Awards” column of the Summary Compensation Table for 2011 and 2012, respectively, based on the fair value of the award computed in accordance with FASB Codification Topic 718.

(6)
The amount in Column (c) for Mr. Abrams represents the fair market value of 21,286 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from January 1, 2012 through Mr. Abrams’ termination date of September 11, 2012 (from two separate grants dated October 2, 2008 and December 9, 2010), based on the closing market price of our common stock on the NYSE on each applicable vesting date. The amount in Column (d) represents the sum of the increase in value of 21,286 shares of common stock underlying restricted stock units that vested on a daily pro rata basis from each applicable vesting date in 2012 through Mr. Abrams’ termination date and 51,938 shares of common stock underlying the restricted stock units that were vested as of December 31, 2011. The amount in Column (e) represents the value of (i) 16,327 restricted stock units that were canceled to satisfy tax obligations from the vesting of his restricted stock units and (ii) 56,898 restricted stock units that were issued to Mr. Abrams in the form of shares of our common stock on March 11, 2013.

Outstanding grants of restricted stock units are scheduled to vest over a period of two or three years. In the case of vesting over a two-year period, 50% of shares underlying the restricted stock units will vest on the first anniversary of the grant date, with the remaining 50% vesting pro rata on a daily basis over the remaining year, subject to the recipient’s continued employment with us, pursuant to the terms of the underlying restricted stock agreement. In the case of vesting over a three-year period, 33% of the shares underlying the restricted stock units will vest on the first anniversary of the grant date, with the remaining 67% vesting pro rata on a daily basis over the remaining two years, subject to the recipient’s continued employment with us, pursuant to the terms of the underlying restricted stock unit agreement. Specifically, with respect to the restricted stock unit award granted on June 29, 2012, one‑twelfth of the award will vest three months, six months, nine months and twelve months from the grant date, with the remaining vesting on a daily pro rata basis after the first anniversary of the grant date. Restricted stock units are subject to full or partial accelerated vesting under certain circumstances, as described in the underlying restricted stock unit agreement. All vested restricted stock units will be distributed in shares of our common stock, or, at our option, paid in cash, upon the earliest to occur of (i) the last regularly scheduled vesting date; (ii) the occurrence of a change in control (as defined in the restricted stock unit agreement); or (iii) the recipient’s separation from service.

Potential Payments upon Termination or Change in Control

Each of our named executive officers has an employment agreement providing for his or her position, pay and benefits. These employment agreements contain provisions for severance payments and benefits to be paid in the event of certain terminations of employment. Additionally, some of our employee compensation plans contain provisions that apply in the event of a change in control, and our named executive officers would benefit from these provisions.

Severance Payments and Benefits

Mr. Weinstein—

Employment Agreement with Mr. Weinstein—

Pursuant to Mr. Weinstein’s amended and restated employment agreement and subject to the first and second amendments thereto (as described below), in the event that Mr. Weinstein is terminated by us without cause or if he terminates his employment for good reason (as described below), he will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

•	a lump-sum cash payment equal to any unpaid prior year annual bonus;

•
a lump-sum cash payment equal to 200% of the sum of his annual base salary in effect on the date of termination plus the average actual annual bonus awarded to him for the three full fiscal years immediately preceding the year in which the date of termination occurs (or such lesser number of full fiscal years that he has been employed by the Company if he has not been employed by the Company for at least three full fiscal years);

•	a lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs;

•
to the extent not previously vested and exercisable as of the date of termination, any outstanding equity-based awards (including stock options, restricted common stock, restricted stock units, phantom equity or other equity-based awards) held by Mr. Weinstein, other than equity-based awards subject to performance vesting, shall immediately vest and become exercisable in full; and

•	certain health insurance benefits at the Company’s expense for up to 18 months.

The amended and restated employment agreement provides that, if Mr. Weinstein’s employment is terminated by the Company without cause or by him for good reason within two years after a change in control, and subject to his execution and non-revocation of a general release of claims, he will receive the above benefits and payments as though his employment was terminated without cause or for good reason, except that in lieu of the pro-rated annual bonus, Mr. Weinstein will receive an amount equal to his maximum annual bonus (250% of his then-current annual base salary) pro-rated for the number of days elapsed through the date of termination divided by 365. Additionally, to the extent not previously vested and exercisable as of the date of a change in control, any outstanding equity-based awards (including stock options, restricted common stock, restricted stock units, phantom equity or other equity-based awards), other than equity-based awards subject to performance vesting, shall immediately vest and become exercisable in full upon a change in control.

If Mr. Weinstein’s employment had been terminated prior to November 28, 2012 by reason of expiration of the employment period under his amended and restated employment agreement, and subject to his execution and non-revocation of a general release of claims, he would have received payment of any unpaid prior-year bonus and a pro-rated annual bonus.

The amended and restated employment agreement also provides that Mr. Weinstein or his estate will be entitled to certain severance benefits in the event of his death or disability, including (i) any prior‑year bonus, to the extent not previously paid, (ii) 100% of his annual base salary, as in effect on the date of termination, (iii) 100% of his target annual bonus amount, as in effect on the date of termination, (iv) a pro-rated annual bonus, (v) to the extent not previously vested and exercisable as of the date of termination, any outstanding equity-based awards (including stock options, restricted common stock, restricted stock units, phantom equity or other equity-based awards), other than equity-based awards subject to performance vesting, shall immediately vest and become exercisable in full, and (vi) certain health insurance benefits at the Company’s expense for up to 18 months. In addition, Mr. Weinstein will be entitled to certain benefits pursuant to the Company’s group life insurance policy.

Any Company stock, options and other equity awards that were granted to Mr. Weinstein prior to November 21, 2010 in connection with his service as a member of our board of directors will immediately vest and become exercisable in full in the event that (i) Mr. Weinstein incurs a termination of employment (as defined in the Incentive Plan) by the Company without cause, by Mr. Weinstein for good reason, or by reason of Mr. Weinstein’s death or disability, or (ii) a change in control occurs, in which case the awards shall vest and become exercisable immediately prior to the effective time of such change in control.

Amendments to Employment Agreement with Mr. Weinstein—

Effective June 29, 2012 and November 28, 2012, we entered into first and second amendments, respectively, to the amended and restated employment agreement with Mr. Weinstein to modify certain severance provisions. The effect of the first and second amendments was to:

•
modify the severance provisions in the employment agreement by providing that the pro‑rated annual bonus portion of the severance payable will be reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;

•
provide that if Mr. Weinstein’s employment is terminated (other than by us for “cause” (as defined in his employment agreement), by Mr. Weinstein’s voluntary resignation or due to his death or disability) in connection with a liquidation or sale of all or substantially all of our assets (a “Disposition of Assets”), the termination will constitute a termination of employment by us without cause for purposes of the employment agreement, any other agreement between Mr. Weinstein and us, and any plan maintained by us. A similar clarification was made to the definition of “good reason” in the employment agreement in the event that Mr. Weinstein’s position, authority, duties or responsibilities are diminished as a result of a Disposition of Assets; and

•
provide that the amount of cash severance payable to Mr. Weinstein in the event of a termination of his employment by us without cause or by him for good reason will be reduced by an amount equal to 75% of the Retention Bonus paid to him under the Retention Bonus Plan (not including any Additional Retention Payments).

In Mr. Weinstein’s amended and restated employment agreement, “cause” is defined as the occurrence of any one or more of the following events, unless Mr. Weinstein fully corrects the circumstances constituting cause within a reasonable period of time after receipt of the notice of termination:

•
Mr. Weinstein’s willful and continued failure to substantially perform his duties with us (other than any such failure resulting from his incapacity due to physical or mental illness or any such actual or anticipated failure after his issuance of a notice of termination for good reason);

•	Mr. Weinstein’s willful commission of an act of fraud or dishonesty resulting in economic, financial or material reputational injury to us;

•	Mr. Weinstein’s conviction of, or entry by him of a guilty or no contest plea to, the commission of a felony or a crime involving moral turpitude;

•	a willful breach by Mr. Weinstein of his fiduciary duty to us which results in economic or other injury to us; or

•	Mr. Weinstein’s willful and material breach of certain covenants set forth in his employment agreement.

In addition, in Mr. Weinstein’s amended and restated employment agreement, “good reason” is defined as the occurrence of any one or more of the following events without his prior written consent, provided that (i) Mr. Weinstein provides us with a notice of termination within 30 days after the initial existence of the facts or circumstances constituting good reason, (ii) we have failed to cure such facts or circumstances within 30 days after our receipt of the notice of termination, and (iii) Mr. Weinstein’s date of termination occurs no later than 60 days after the initial occurrence of the facts or circumstances constituting good reason:

•
the assignment to Mr. Weinstein of any duties materially inconsistent with his position, authority, duties or responsibilities, or any other action by us which results in a material diminution of his position, authority, duties or responsibilities (including any such diminution resulting from a Disposition of Assets, the Company ceasing to be a publicly-held company or the Company becoming a subsidiary of a publicly-held company in connection with a change in control), except for any failure of our stockholders to elect Mr. Weinstein to our board of directors, or isolated, insubstantial and inadvertent actions that are not taken in bad faith and which we promptly remedy upon receiving notice of such;

•	our reduction (other than an immaterial amount) of Mr. Weinstein’s annual base salary or annual bonus opportunity;

•
our failure to cause Mr. Weinstein to be nominated by our board of directors to stand for election to the board of directors at any meeting of our stockholders during which such election is held and whereby Mr. Weinstein’s term as director will expire if he is not reelected; or

•
a material change by the Company in the principal location of its offices in Los Angeles, or the Company’s refusal to permit Mr. Weinstein to perform services in both Los Angeles and New York, except for required travel on the Company’s business to an extent substantially consistent his present business travel obligations; or

•
our failure to cure a material breach of our obligations under Mr. Weinstein’s employment agreement after written notice is delivered to our board of directors by him that specifically identifies the manner in which he believes that we have breached our obligations under the employment agreement and where we are given a reasonable opportunity to cure any such breach.

Mses. Lazar and Moretti and Mr. Norton—

The employment agreements with each of Mses. Lazar and Moretti and Mr. Norton provide for the following severance payments and benefits in the event of the executive’s qualifying termination of employment:

Ms. Lazar—

Pursuant to Ms. Lazar’s employment agreement, if Ms. Lazar’s employment is terminated by us without cause, Ms. Lazar will receive a lump-sum cash severance payment equal to the remaining base salary due through the expiration of the term of her employment ending on December 31, 2013 and a lump-sum cash severance payment in an amount equal to two weeks of Ms. Lazar’s annual base compensation for each year of service (pro-rated for any partial year), subject to her execution and non‑revocation of a general release of claims.

In Ms. Lazar’s employment agreement, “cause” is defined as the occurrence of any one or more of the following events:

•	Ms. Lazar’s continued failure to substantially perform her duties with us (other than any such failure resulting from her incapacity due to physical or mental illness);

•	Ms. Lazar’s significant and intentional breach of any of our policies;

•	Ms. Lazar’s willful commission of an act of fraud or dishonesty;

•	an act of embezzlement, theft or any other material violation of law that occurs during or in the course of Ms. Lazar’s employment with us;

•	willful conduct by Ms. Lazar that is materially injurious to us, monetarily or otherwise;

•	a willful breach by Ms. Lazar of her fiduciary duty to us and/or international damage to our assets; or

•	Ms. Lazar’s material breach of certain covenants set forth in her employment agreement.

Ms. Moretti—

Employment Agreement with Ms. Moretti—

Pursuant to Ms. Moretti’s amended and restated employment agreement and subject to the first and second amendments thereto (as described below), in the event that Ms. Moretti’s employment is terminated by us without cause, she will be entitled to the following severance payments and benefits, subject to her execution and non-revocation of a general release of claims:

•	a lump-sum cash payment equal to 100% of the sum of her then-current annual base salary and her then-current target annual bonus;

•	a lump-sum cash payment equal to any unpaid prior year annual bonus;

•	a lump-sum cash payment equal to her pro-rated annual bonus for the year in which the termination occurs;

•
health benefits for Ms. Moretti and her eligible family members for up to 18 months following her termination of employment at the same cost to her as in effect immediately preceding such termination, subject to reduction to the extent that she receives comparable benefits from a subsequent employer; and

•	outplacement services at our expense for up to one year following the date of termination.

If Ms. Moretti’s employment is terminated by reason of her death or disability during her employment period, she or her estate or beneficiaries, as applicable, will be entitled to the following payments and benefits:

•	100% of her annual base salary, as in effect on the date of termination; and

•
health benefits for Ms. Moretti and her eligible family members for up to 12 months following her termination of employment at the same cost to her as in effect immediately preceding such termination, subject to reduction to the extent that she receives comparable benefits from a subsequent employer.

Amendments to Employment Agreement with Ms. Moretti—

Effective June 29, 2012 and November 28, 2012, we entered into first and second amendments, respectively, to the amended and restated employment agreement with Ms. Moretti to modify certain severance provisions. The effect of the first and second amendments was to:

•
modify the severance provision in the employment agreement by providing that the pro-rated annual bonus portion of the severance payable will be reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;

•
provide that if Ms. Moretti’s employment is terminated (other than by us for “cause” (as defined in her employment agreement), by Ms. Moretti’s voluntary resignation or due to her death or disability) in connection with a Disposition of Assets, the termination will constitute a termination of employment by us without cause for purposes of the employment agreement, any other agreement between Ms. Moretti and us, and any plan maintained by us; and

•
provide that the amount of cash severance payable to Ms. Moretti in the event of a termination of her employment by us without cause will be reduced by an amount equal to 75% of the Retention Bonus paid to her under the Retention Bonus Plan (not including any Additional Retention Payments).

In Ms. Moretti’s amended and restated employment agreement, “cause” is defined as the occurrence of any one or more of the following events, unless Ms. Moretti fully corrects the circumstances constituting cause within a reasonable period of time after receipt of the notice of termination:

•	Ms. Moretti’s willful and continued failure to substantially perform her duties with us;

•	Ms. Moretti’s willful commission of an act of fraud or dishonesty resulting in economic or financial injury to us;

•	Ms. Moretti’s conviction of, or entry by her of a guilty or no contest plea to, the commission of a felony or a crime involving moral turpitude;

•	a willful breach by Ms. Moretti of her fiduciary duty to us which results in economic or other injury to us; or

•	Ms. Moretti’s willful and material breach of certain covenants set forth in her employment agreement.

Mr. Norton—

2011 Employment Agreement with Mr. Norton—

Mr. Norton’s employment agreement, dated as of March 1, 2011, was in effect during the fiscal year ended December 31, 2012 until it was superseded by his amended and restated employment agreement, dated as of February 14, 2012, and by his second amended and restated employment agreement dated as of November 28, 2012. The 2011 employment agreement provided that Mr. Norton was entitled to a lump-sum cash severance payment equal to 75% of the sum of his then-current annual base salary upon (i) a termination of his employment by us without cause (as defined in the employment agreement) prior to February 29, 2012, or (ii) if a change in control occurred and his employment was terminated by us without cause on or after the date of such change in control and prior to February 29, 2012, or prior to February 28, 2013 in the event that his employment agreement was extended, in each case, subject to his execution and non-revocation of a general release of claims.

Amended and Restated Employment Agreement with Mr. Norton—

Mr. Norton’s amended and restated employment agreement, dated as of February 14, 2012, provided that if Mr. Norton’s employment was terminated by us without cause (as defined in the employment agreement), and subject to his execution and non-revocation of a general release of claims, he was entitled to the following severance payments and benefits:

•
a lump-sum cash payment equal to the aggregate amount of (i) any unpaid prior year annual bonus, (ii) 100% of the sum of his annual base salary in effect on the date of termination plus the annual bonus earned by him for the most recently completed fiscal year of the Company preceding the termination, and (iii) a pro-rated annual bonus for the year in which the termination occurs; and

•	certain health insurance benefits at the Company’s expense for up to 18 months.

First Amendment to Amended and Restated Employment Agreement with Mr. Norton—

The first amendment to the amended and restated employment agreement with Mr. Norton, effective June 29, 2012, modified the severance provision in the amended and restated employment agreement by providing that the pro-rated annual bonus portion of the severance payable will be reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs.

Second Amended and Restated Employment Agreement with Mr. Norton—

The second amended and restated employment agreement with Mr. Norton, dated November 28, 2012, amended the severance provisions of his pre-existing employment agreement in the following respects:

•
the second amended and restated employment agreement provides that if Mr. Norton’s employment is terminated by him for “good reason” (as defined in the employment agreement), and subject to his execution and non-revocation of a general release of claims, he will receive the same severance payments and benefits that he would otherwise receive upon a termination of his employment by us without “cause” (as defined in the employment agreement);

•
the second amended and restated employment agreement provides that if Mr. Norton’s employment is terminated (other than by us for cause, by Mr. Norton’s voluntary resignation or due to his death or disability) in connection with a Disposition of Assets, the termination will constitute a termination of employment by us without Cause for purposes of the employment agreement, any other agreement between Mr. Norton and us, and any plan maintained by us. A similar clarification was made to the definition of “good reason” in the employment agreement in the event that Mr. Norton’s position, authority, duties or responsibilities are diminished as a result of a Disposition of Assets; and

•
the second amended and restated employment agreement provides that the amount of cash severance payable to Mr. Norton in the event of a termination of his employment by us without cause or by him for good reason will be reduced by an amount equal to 75% of the Retention Bonus paid to him under the Retention Bonus Plan (not including any Additional Retention Payments).

Pursuant to Mr. Norton’s second amended and restated employment agreement, “cause” is defined as the occurrence of any one or more of the following events:

•	the executive’s willful and continued failure to substantially perform his duties with us (other than any such failure resulting from his incapacity due to physical or mental illness);

•	the executive’s willful commission of an act of fraud or dishonesty resulting in economic or financial injury to us;

•	the executive’s conviction of, or entry by him of a guilty or no contest plea to, the commission of a felony or a crime involving moral turpitude;

•	a willful breach by the executive of his fiduciary duty to us which results in economic or other injury to us; or

•	the executive’s willful and material breach of certain covenants set forth in his employment agreement.

In addition, in Mr. Norton’s second amended and restated employment agreement, “good reason” is defined as the occurrence of any one or more of the following events without his prior written consent, provided that (i) Mr. Norton provides us with a notice of termination within 30 days after the initial existence of the facts or circumstances constituting good reason, (ii) we have failed to cure such facts or circumstances within 30 days after our receipt of the notice of termination, and (iii) Mr. Norton’s date of termination occurs no later than 60 days after the initial occurrence of the facts or circumstances constituting good reason:

•
the assignment to Mr. Norton of any duties materially inconsistent with his position, authority, duties or responsibilities, or any other action by us which results in a material diminution of his position, authority, duties or responsibilities (including any such diminution resulting from a Disposition of Assets, the Company ceasing to be a publicly-held company or the Company becoming a subsidiary of a publicly-held company in connection with a change in control), except for any isolated, insubstantial and inadvertent actions that are not taken in bad faith and which we promptly remedy upon receiving notice of such;

•	our reduction (other than an immaterial amount) of Mr. Norton’s annual base salary or annual bonus opportunity;

•
a material change by the Company in the principal location of its offices in Los Angeles, except for required travel on the Company’s business to an extent substantially consistent his present business travel obligations; or

•
our failure to cure a material breach of our obligations under Mr. Norton’s employment agreement after written notice is delivered to our chief executive officer by him that specifically identifies the manner in which he believes that we have breached our obligations under the employment agreement and where we are given a reasonable opportunity to cure any such breach.

In no event will Ms. Lazar or Mr. Norton or their respective estates or beneficiaries be entitled to any payments under their respective employment agreement upon any termination of their employments by reason of death or disability.

Former Named Executive Officers

Mr. Koumriqian—

Mr. Koumriqian’s employment with the Company automatically terminated on March 31, 2012 in accordance with the terms of his second amended and restated employment agreement, dated as of October 11, 2011. As Mr. Koumriqian remained employed with the Company through March 31, 2012, following his execution of a general release of claims Mr. Koumriqian was paid a pro-rated annual bonus of $62,500, representing a pro rata bonus for the first quarter of 2012 (based on his target annual bonus) and was reimbursed for premiums for health insurance coverage from April 1, 2012 through December 31, 2012. All unvested equity awards were forfeited upon the termination of Mr. Koumriqian’s employment on March 31, 2012.

Mr. Abrams—

Employment Agreement with Mr. Abrams—

Mr. Abrams’ amended and restated employment agreement, dated as of December 31, 2008, provided that if Mr. Abrams’ employment was terminated by us without cause, and subject to his execution and non-revocation of a general release of claims, Mr. Abrams was entitled to receive a lump‑sum cash severance payment equal to 100% of the sum of his then-current annual base salary plus his then-current target bonus.

Amendment to Employment Agreement with Mr. Abrams—

Effective February 14, 2012, we entered into a first amendment to the amended and restated employment agreement with Mr. Abrams. The effect of the first amendment was to provide that if Mr. Abrams’ employment was terminated by the Company without cause, and subject to his execution and non-revocation of a general release of claims, he was entitled to receive the following severance payments and benefits:

•
a lump-sum cash payment equal to the aggregate amount of (i) any unpaid prior year annual bonus, (ii) 100% of the sum of his annual base salary in effect on the date of termination plus the annual bonus earned by him for the most recently completed fiscal year of the Company preceding the termination, and (iii) a pro-rated annual bonus for the year in which the termination occurs; and

•	certain health insurance benefits at the Company’s expense for up to 18 months.

Effective June 29, 2012, we entered into a second amendment to the amended and restated employment agreement with Mr. Abrams to modify the severance provisions in the agreement by providing that the pro-rated annual bonus portion of the severance payable would be reduced by any semi‑annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs.

Separation Agreement with Mr. Abrams—

On September 11, 2012, we entered into a separation agreement with Mr. Abrams. Pursuant to the separation agreement, Mr. Abrams resigned as an employee and officer of the Company effective September 11, 2012. Subject to his execution and non-revocation of a general release of claims, Mr. Abrams was paid a lump-sum cash payment of $350,000 and will be reimbursed for premiums for group health insurance coverage for up to 18 months from September 11, 2012, unless he becomes re‑employed with another employer and is eligible to receive group health insurance coverage under another employer’s plan during that period. In addition, Mr. Abrams’ restricted stock units that were unvested as of September 11, 2012 were forfeited.

Mr. Johnston—

Employment Agreement with Mr. Johnston—

Mr. Johnston’s employment agreement, dated as of December 31, 2008, provided that if Mr. Johnston’s employment was terminated by us without cause, and subject to his execution and non‑revocation of a general release of claims, Mr. Johnston was entitled to receive a lump-sum cash severance payment equal to the sum of (a) 100% of his then-current annual base salary and (b) an amount equal to the average annual leasing bonus paid to him for all of the calendar years of his employment prior to the calendar year of his termination.

Pursuant to Mr. Johnston’s employment agreement, “cause” was defined as the occurrence of any one or more of the following events:

•
failure by Mr. Johnston to effectively perform his duties under the employment agreement after being advised of such failure and not correcting his performance within 30 days of receipt of such notice;

•	Mr. Johnston’s conviction of a felony or any crime involving moral turpitude;

•	fraud, misrepresentation, or breach of trust by Mr. Johnston in the course of his employment which materially and adversely affects the Company or any of its assets; or

•	a breach of any material provision of Mr. Johnston’s employment agreement.

Separation Agreement with Mr. Johnston—

On January 11, 2013, we entered into a separation agreement with Mr. Johnston. Pursuant to the separation agreement, Mr. Johnston resigned as an employee and officer of the Company effective January 11, 2013. Subject to his execution and non-revocation of a general release of claims, Mr. Johnston is entitled to a lump-sum cash payment of $550,000 and certain contingent leasing commissions in the event that certain leases specified in the agreement are fully executed on or prior to May 31, 2013. In January 2013, Mr. Johnston executed a general release of claims and was paid the $550,000 due him pursuant to his separation agreement.

Severance Plan

On November 28, 2012, our board of directors adopted the MPG Office Trust, Inc. Severance Plan (the “Severance Plan”) to provide eligible employees with certain severance pay in the event of a qualifying termination of employment. The Severance Plan generally provides that if a participant’s employment is involuntarily terminated, the participant will receive a lump-sum cash severance payment in an amount equal to two weeks of the participant’s annual base compensation for each year of service (pro-rated for any partial year), subject to a maximum payment, provided that the participant executes and does not revoke a general release of claims. Ms. Lazar is eligible to receive severance pay under the Severance Plan, in addition to the severance payable under the terms of her employment agreement.

The Severance Plan supersedes in its entirety the MPG Office Trust, Inc. Change in Control Severance Plan (the “Change in Control Severance Plan”), previously adopted by our board of directors on May 9, 2012. The Change in Control Severance Plan generally provided for the same severance payment as set forth in the Severance Plan to eligible employees who would have incurred a qualifying termination of employment within 24 months after the effective date of a change in control (as defined in the Change in Control Severance Plan).

Retention Bonus Plan

Pursuant to the Retention Bonus Plan, in the event of a termination of a participant’s employment by us without cause or by the participant for good reason (if and only if such participant has an employment agreement with us which provides for such right), the participant will receive payment of any unpaid portion of the Retention Bonus, plus in the event we have made an election to delay the payment of 25% of the final installment of the Retention Bonus, any unpaid Additional Retention Payment(s). In the event of a termination of employment for any other reason, the participant will forfeit any unpaid portion of the Retention Bonus and the Additional Retention Payment, if applicable.

Change in Control Provisions

Pursuant to his amended and restated employment agreement, Mr. Weinstein will receive severance payments and benefits in the event that a change in control occurs and his employment is terminated by the Company without cause or by him for good reason within two years after such change in control. A change in control is generally defined in Mr. Weinstein’s employment agreement as the occurrence of any of the following events:

•
(1) the direct or indirect acquisition, by any person or group,[1] of beneficial ownership of our voting securities that represent 35% or more of the combined voting power of the then outstanding voting securities, other than:

◦
an acquisition of securities by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by us or any person controlled by us or by any employee benefit plan (or related trust) sponsored or maintained by us or any person controlled by us, or

◦	an acquisition of securities by us or a corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our stock, or

◦	an acquisition of securities pursuant to a transaction described in clause (3) below that would not be a change in control under that clause;

•
(2) individuals who, as of the applicable employment agreement’s effective date, constitute the board of directors (the incumbent board) cease for any reason to constitute at least a majority of the board of directors; however, in general, any individual who becomes a director after the applicable employment agreement’s effective date whose election by our stockholders, or nomination for election by the board of directors, was approved by a vote of at least a majority of the directors then comprising the incumbent board will be considered as though such individual were a member of the incumbent board;

•
(3) the consummation by us (whether directly involving us or indirectly involving us through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of our assets or (z) the acquisition of assets or stock of another entity, in each case, other than a transaction:

◦
which results in our voting securities outstanding immediately before the transaction continuing to represent, directly or indirectly, at least 50% of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

_____________

[1]
Notwithstanding the above, an acquisition of our securities by us which causes our voting securities beneficially owned by a person or group to represent 35% or more of the combined voting power of our then outstanding voting securities does not constitute a change in control, unless that person or group subsequently becomes the beneficial owner of any additional voting securities.

◦
after which no person or group beneficially owns voting securities representing 35% or more of the combined voting power of the successor entity; however, no person or group will be treated as beneficially owning 35% or more of combined voting power of the successor entity solely as a result of the voting power held in us prior to the consummation of the transaction; or

•	(4) approval by our stockholders of our liquidation or dissolution.

In the event of an actual or constructive termination pursuant to a change in control, we provide more generous severance payments and benefits in comparison to the non-change in control scenarios described above. This difference exists to reflect the unique concerns an executive faces upon a change in control. As applied to the Chief Executive Officer, a change in control can materially alter the authorities and responsibilities of the Chief Executive Officer and can fundamentally affect the Chief Executive Officer’s perceived role in our affairs. Changes in corporate organization could lead to the Chief Executive Officer’s actual termination or to his constructive termination if the changes are so significant as to render him effectively unable to function in the new environment. Our change in control provisions are thus designed to appropriately compensate our Chief Executive Officer for such a possibility.

We also recognize that in the absence of a severance package, the potential of a change in control would result in a similar situation with respect to members of senior management at the Executive Vice President level. The possibility of a change in control and its attendant organizational changes creates uncertainties regarding the executives’ employment status and raises legitimate concerns for any executive in making the decision to join or remain with us. In order to remain competitive in the market for retaining and hiring top level executives, our severance payments and benefits packages are designed to compensate these executives for the uncertainties related to any change in control.

Under Mr. Weinstein’s employment agreement, if a change in control occurs during his employment period and his employment is terminated by us without cause or by Mr. Weinstein for good reason, in each case within two years after the effective date of the change in control, then he will be entitled to the payments and benefits as though his employment was terminated without cause or for good reason as set forth above under the heading “—Severance Payments and Benefits,” except that in lieu of the pro-rata bonus to which he would otherwise be entitled, Mr. Weinstein will receive an amount equal to 100% of his target annual bonus amount.

Mr. Weinstein’s employment agreement provides for a best pay cap reduction for any excess parachute payments under Code Section 280G unless Mr. Weinstein would receive a greater after-tax benefit without the reduction and after paying the related excise tax.

In the case of our Chief Executive Officer and our other named executive officers, we believe that it is important to provide the severance payments and benefits in both the case of actual termination and the case of constructive termination. By including instances of constructive termination in the types of termination covered by our severance packages, we ensure that any eventual acquirer of the Company could not avoid paying severance by intentionally fostering a difficult work environment for the executives, thereby greatly increasing the chance of their voluntary exit. For further information on the payouts provided for in our named executive officers’ employment agreements, see the tables below.

Termination with Severance, No Change in Control—

For Messrs. Weinstein, Norton and Johnston and Mses. Lazar and Moretti, the following table summarizes the payments and benefits that would have been provided to each of our named executive officers as if his or her employment had been terminated on December 31, 2012 by us without “cause” or, in the case of Messrs. Weinstein and Norton, by the executive for “good reason” (each as defined in the executive’s employment agreement), other than in connection with a change in control. Amounts presented in the following table and the tables below under the headings “Termination with Severance Following a Change in Control” and “Termination Resulting from Death or Disability” reflect the terms of the executives’ employment agreements and severance arrangements as in effect on December 31, 2012, without giving effect to any subsequent amendments. For Messrs. Koumriqian and Abrams, the table below reflects the actual amounts paid or payable to the executive in connection with the termination of his employment.

	Cash Lump Sum		Accelerated Equity Vesting		Value of Employee Benefits ($) (5)	Total Value ($)
Name	Multiple of Salary and Bonus ($) (1)	Retention Bonus Payment ($) (2)	Value of Restricted Stock Units ($) (3)	Value of Options ($) (4)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
David L. Weinstein	3,281,250	2,625,000	2,433,622	2,250	17,805	8,359,927
Shant Koumriqian (6)	62,500	—	—	—	13,054	75,554
Jeanne M. Lazar (7)	252,067	143,500	41,069	—	—	436,636
Peggy M. Moretti	493,750	100,000	206,070	—	42,304	842,124
Christopher M. Norton	212,500	350,000	226,651	—	28,303	817,454
Jonathan L. Abrams (8)	350,000	—	—	—	30,695	380,695
Peter K. Johnston	1,355,099	—	—	—	—	1,355,099
__________

(1)
Amount shown in Column (b) for Mr. Weinstein is a lump-sum cash payment equal to (i) 200% of his then-current annual base salary plus the average actual annual bonus awarded to him for the three full fiscal years immediately preceding the year in which the date of termination occurs (or such lesser number of full fiscal years that he has been employed by us if he has not been employed by us for at least three full fiscal years), less (ii) an amount equal to 75% of the Retention Bonus payment shown in Column (c). For Ms. Lazar, the amount shown is a lump-sum cash payment equal to the sum of (i) her remaining annual base salary due through the expiration of the term of her employment ending on December 31, 2013, and (ii) an amount equal to two weeks of her annual base salary for each year of service payable pursuant to the Severance Plan. For Ms. Moretti, the amount shown is a lump-sum cash payment equal to (i) 100% of the sum of her then-current annual base salary and her then-current target bonus, less (ii) an amount equal to 75% of the Retention Bonus payment shown in Column (c). For Mr. Norton, the amount shown is a lump-sum cash payment equal to (i) 100% of the sum of his then-current annual base salary and the actual annual bonus earned by him for the immediately preceding year, less (ii) an amount equal to 75% of the Retention Bonus payment shown in Column (c). For Mr. Johnston, the amount shown is a lump-sum cash payment equal to (i) 100% of his then-current annual base salary, plus (ii) his average annual leasing bonus paid during fiscal years 2006 through 2012.

(2)	Amounts shown in Column (c) represent the amount of the Retention Bonus payable to the executive pursuant to the Retention Bonus Plan.

(3)
Amounts shown in Column (d) represent the value of the accelerated vesting of 790,137 restricted stock units for Mr. Weinstein, 13,334 restricted stock units for Ms. Lazar, 66,906 restricted stock units for Ms. Moretti and 73,588 restricted stock units for Mr. Norton. The value of the accelerated vesting of all restricted stock units was calculated using a per-share value of $3.08, the closing market price of our common stock on the NYSE on December 31, 2012.

(4)
Amount shown in Column (e) represents the accelerated vesting of the option for Mr. Weinstein to purchase 15,000 shares of our common stock at an exercise price of $2.93 per share (pursuant to the terms of his July 23, 2009 option award agreement). The value of the shares to be acquired was calculated using a per-share value of $3.08, the closing market price of our common stock on the NYSE on December 31, 2012.

(5)
Amounts shown in Column (f) for Messrs. Weinstein and Norton represent the amount due for a maximum of up to 18 months for health benefits following termination at coverage levels that were in effect immediately preceding termination, subject to reduction to the extent that they receive comparable benefits from a subsequent employer. For Ms. Moretti, the amount shown represents (i) the amount due for a maximum of up to 18 months for health benefits following termination at coverage levels that were in effect immediately preceding termination, subject to reduction to the extent that she receives comparable benefits from a subsequent employer, plus (ii) an estimate of the cost of outplacement services for a period of up to one year after termination. Ms. Lazar and Mr. Johnston are not entitled to any health benefits coverage or outplacement services per the terms of their respective employment agreements upon termination of their employment without cause or for good reason.

(6)
Mr. Koumriqian’s employment with us terminated on March 31, 2012 in accordance with the terms of his employment agreement. Amount shown in Column (b) represents the cash severance he was paid per the terms of his employment agreement, which represents a pro-rata incentive bonus for the first quarter of 2012 (based on his 2011 target annual bonus). Amount shown in Column (f) represents the actual amount paid to him through December 31, 2012 for health benefits following his termination at coverage levels that were in effect immediately preceding termination.

(7)	Ms. Lazar’s employment with us terminated on March 29, 2013.

(8)
Mr. Abrams’ employment with us terminated on September 11, 2012 in accordance with the terms of his separation agreement. Amount shown in Column (b) represents the cash severance he was paid per the terms of his separation agreement. Amount shown in Column (f) represents (i) the actual amount paid to him through December 31, 2012 for health benefits following termination at coverage levels that were in effect immediately preceding termination, plus (ii) estimated amounts to be paid to him for health benefits from January 1, 2013 through March 31, 2014.

Termination with Severance Following a Change in Control—

The following table summarizes the payments and benefits that would have been provided to each of our named executive officers as if a change in control had occurred on December 31, 2012, and the executive’s employment had been terminated as of such date by the Company without “cause” or, in the case of Mr. Weinstein, by him for “good reason” (each as defined in the executive’s employment agreement):

	Cash Lump Sum		Accelerated Equity Vesting		Value of Employee Benefits ($) (5)	Total Value ($)
Name	Multiple of Salary and Bonus ($) (1)	Retention Bonus Payment ($) (2)	Value of Restricted Stock Units ($) (3)	Value of Options ($) (4)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
David L. Weinstein	3,281,250	2,625,000	2,433,622	2,250	17,805	8,359,927
Jeanne M. Lazar (6)	252,067	143,500	41,069	—	—	436,636
Peggy M. Moretti	493,750	100,000	206,070	—	42,304	842,124
Christopher M. Norton	212,500	350,000	226,651	—	28,303	817,454
Peter K. Johnston	1,355,099	—	—	—	—	1,355,099
__________

(1)
Amount shown in Column (b) for Mr. Weinstein is a lump-sum cash payment equal to (i) 200% of his then-current annual base salary plus the average actual annual bonus awarded to him for the three full fiscal years immediately preceding the year in which the date of termination occurs (or such lesser number of full fiscal years that he has been employed by us if he has not been employed by us for at least three full fiscal years), less (ii) an amount equal to 75% of the Retention Bonus payment shown in Column (c). For Ms. Lazar, the amount shown is a lump-sum cash payment equal to the sum of (i) her remaining annual base salary due through the expiration of the term of her employment ending on December 31, 2013, and (ii) an amount equal to two weeks of her annual base salary for each year of service payable pursuant to the Severance Plan. For Ms. Moretti, the amount shown is a lump-sum cash payment equal to (i) 100% of the sum of her then-current annual base salary and her then-current target bonus, less (ii) an amount equal to 75% of the Retention Bonus payment shown in Column (c). For Mr. Norton, the amount shown is a lump-sum cash payment equal to (i) 100% of the sum of his then-current annual base salary and the actual annual bonus earned by him for the immediately preceding year, less (ii) an amount equal to 75% of the Retention Bonus payment shown in Column (c). For Mr. Johnston, the amount shown is a lump-sum cash payment equal to (i) 100% of his then-current annual base salary, plus (ii) his average annual leasing bonus paid during fiscal years 2006 through 2012.

(2)	Amounts shown in Column (c) represent the amount of the Retention Bonus payable to the executive pursuant to the Retention Bonus Plan.

(3)
Amounts shown in Column (d) represent the value of the accelerated vesting of 790,137 restricted stock units for Mr. Weinstein, 13,334 restricted stock units for Ms. Lazar, 66,906 restricted stock units for Ms. Moretti and 73,588 restricted stock units for Mr. Norton. The value of the accelerated vesting of all restricted stock units was calculated using a per-share value of $3.08, the closing market price of our common stock on the NYSE on December 31, 2012.

(4)
Amount shown in Column (e) represents the accelerated vesting of the option for Mr. Weinstein to purchase 15,000 shares of our common stock at an exercise price of $2.93 per share (pursuant to the terms of his July 23, 2009 option award agreement). The value of the shares to be acquired was calculated using a per-share value of $3.08, the closing market price of our common stock on the NYSE on December 31, 2012.

(5)
Amounts shown in Column (f) for Messrs. Weinstein and Norton represent the amount due for a maximum of up to 18 months for health benefits following termination at coverage levels that were in effect immediately preceding termination, subject to reduction to the extent that they receive comparable benefits from a subsequent employer. For Ms. Moretti, the amount shown represents (i) the amount due for a maximum of up to 18 months for health benefits following termination at coverage levels that were in effect immediately preceding termination, subject to reduction to the extent that she receives comparable benefits from a subsequent employer, plus (ii) an estimate of the cost of outplacement services for a period of up to one year after termination. Ms. Lazar and Mr. Johnston are not entitled to any health benefits coverage or outplacement services per the terms of their respective employment agreements upon termination of their employment without cause or for good reason.

(6)	Ms. Lazar’s employment with us terminated on March 29, 2013.

Termination Resulting from Death or Disability—

The following table summarizes the payments and benefits that would have been provided to each of our named executive officers as if his or her employment had terminated on December 31, 2012 as a result of death or disability:

	Cash Lump Sum		Accelerated Equity Vesting		Value of Employee Benefits ($) (4)	Total Value ($)
Name	Multiple of Salary and Bonus ($) (1)	Retention Bonus Payment ($)	Value of Restricted Stock Units ($) (2)	Value of Options ($) (3)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
David L. Weinstein	1,687,500	—	2,433,622	2,250	527,805	4,651,177
Jeanne M. Lazar (5)	—	—	41,069	—	490,000	531,069
Peggy M. Moretti	325,000	—	206,070	—	528,869	1,059,939
Christopher M. Norton	—	—	226,651	—	510,000	736,651
Peter K. Johnston	—	—	—	—	510,000	510,000
________

(1)
Amount shown in Column (b) for Mr. Weinstein represents a lump-sum cash payment equal to 100% of his annual base salary, plus 100% of his target annual bonus per the terms of his employment agreement. Amount shown for Ms. Moretti represents a lump-sum cash payment equal to 100% of her annual base salary. Messrs. Norton and Johnston and Ms. Lazar are not entitled to any salary or incentive bonus payments per the terms of their respective employment agreements upon termination of their employment resulting from death or disability.

(2)
Amounts shown in Column (d) represent the value of the accelerated vesting of 790,137 restricted stock units for Mr. Weinstein, 13,334 restricted stock units for Ms. Lazar, 66,906 restricted stock units for Ms. Moretti and 73,588 restricted stock units for Mr. Norton. The value of the accelerated vesting of all restricted stock units was calculated using a per-share value of $3.08, the closing market price of our common stock on the NYSE on December 31, 2012.

(3)
Amount shown in Column (e) represents the accelerated vesting of the option for Mr. Weinstein to purchase 15,000 shares of our common stock at an exercise price of $2.93 per share (pursuant to the terms of his July 23, 2009 option award agreement). The value of the shares to be acquired was calculated using a per-share value of $3.08, the closing market price of our common stock on the NYSE on December 31, 2012.

(4)
Amounts shown in Column (f) represent the amounts due to Mr. Weinstein and Ms. Moretti or each of their respective estates or beneficiaries for health benefits for up to 18 months in the case of Mr. Weinstein, or up to 12 months in the case of Ms. Moretti, following the date of executive’s death or disability at the same cost as was in effect immediately preceding termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer. In the event that any named executive officer incurs a termination by reason of his or her death or disability, the executive or his or her estate or beneficiaries will be entitled to receive the proceeds from an insurance policy. As part of the executives’ employee benefits, we pay 100% of the premium for an insurance policy comprised of term life and accidental death and dismemberment that entitles the beneficiary to a payment of two times his or her annual salary, with a maximum benefit of $510,000 ($490,000 for Ms. Lazar). Each of our named executive officers would receive the maximum benefit upon termination by death or disability.

(5)	Ms. Lazar’s employment with us terminated on March 29, 2013.

COMPENSATION RISK ASSESSMENT

The Company believes that its compensation policies and practices appropriately balance risk in connection with the achievement of annual and long-term goals and that they do not encourage unnecessary or excessive risk taking. The Company believes that its compensation policies and practices are not reasonably likely to have a material adverse effect on its financial position or results of operations.

Compensation of Directors

The following table summarizes the compensation earned by each of our independent directors during the fiscal year ended December 31, 2012:

DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Robert M. Deutschman	100,000	77,000	—	—	—	177,000
Christine N. Garvey	125,000	77,000	—	—	—	202,000
Michael J. Gillfillan	105,000	77,000	—	—	—	182,000
Edward J. Ratinoff	105,000	77,000	—	—	—	182,000
Joseph P. Sullivan	125,000	77,000	—	—	—	202,000
George A. Vandeman	110,000	77,000	—	—	—	187,000
Paul M. Watson	180,000	77,000	—	—	—	257,000
__________

(1)
Our Chief Executive Officer, Mr. Weinstein, is a member of the board of directors. Mr. Weinstein does not receive any additional compensation for his services as a director. All compensation for his services as an employee of our company is shown in the Summary Compensation Table.

(2)
Amounts shown in Column (b) are those earned during the fiscal year ended December 31, 2012 for annual retainer fees, committee fees and/or chair fees. For further information, please see the discussion below under the heading “—Retainers and Fees.”

(3)
Amounts shown in Column (c) represent the aggregate fair value of restricted stock units granted during the fiscal year ended December 31, 2012 computed in accordance with FASB Codification Topic 718. For a discussion of the assumptions made in the valuation reflected in this column, see Part II, Item 8. “Financial Statements and Supplementary Data–Note 9 to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 18, 2013. Messrs. Deutschman, Gillfillan, Ratinoff, Sullivan, Vandeman and Watson and Ms. Garvey each received an annual grant of 25,000 restricted stock units upon their re-election to the board of directors on July 27, 2012. As of December 31, 2012, our directors held the following number of outstanding restricted stock units: Mr. Deutschman, 51,875; Ms. Garvey, 50,000; Mr. Gillfillan, 50,000; Mr. Ratinoff, 51,875; Mr. Sullivan, 50,000; Mr. Vandeman, 50,000; and Mr. Watson, 50,000.

(4)
We did not grant any option awards to members of the board of directors during the fiscal year ended December 31, 2012. As of December 31, 2012, our directors held the following number of outstanding nonqualified stock option awards: Mr. Deutschman, none; Ms. Garvey, 102,500; Mr. Gillfillan, 97,500; Mr. Ratinoff, none; Mr. Sullivan, 97,500; Mr. Vandeman, 72,500; and Mr. Watson, 102,500.

Retainers and Fees

Our director compensation program provides for the following cash fees:

Fee Type (1)	Amount per Year
Retainer	$100,000
Chairman	45,000
Committee Chair:
Audit	35,000
Compensation	25,000
Finance	25,000
Nominating and Corporate Governance	10,000
Committee Member:
Audit	5,000
_________

(1)	Our board members do not receive any additional compensation for attending board or committee meetings.

On July 23, 2009, the board of directors adopted the MPG Office Trust, Inc. Director Stock Plan, which generally provides, for each calendar year, that each non-employee director may irrevocably elect in advance to apply between 10% and 50% of the total annual compensation otherwise payable to him or her in cash during such calendar year (including any annual retainer fee and compensation for services rendered as a member of a committee of the board of directors or a chair of such committee) towards the purchase of shares of our common stock. During the fiscal year ended December 31, 2012, all of the annual fees described above were paid in cash to our non-employee directors and none of them elected to apply such fees toward the purchase of common stock under this plan.

Equity Awards

During the fiscal year ended December 31, 2012, our Incentive Plan provided for formula grants of restricted stock units, with dividend equivalents, to non-employee directors as follows:

•
each individual who first became a non-employee director was entitled to receive an award of 1,875 restricted stock units, with dividend equivalents, on the date on which he or she initially became a non-employee director.

•
each non-employee director was entitled to receive an award of 25,000 restricted stock units, with dividend equivalents, effective immediately following each annual meeting of stockholders, provided that he or she continued to serve as a non-employee director immediately following such meeting.

The Incentive Plan expired on November 12, 2012, except with respect to any awards then outstanding.

Subject to the director’s continued service, these restricted stock unit awards generally vest in equal annual installments on each of the first three anniversaries of the date of grant. Shares of our common stock, or at the Company’s option cash, are provided with respect to the vested portion of restricted stock unit awards to the non-employee director upon the earliest to occur of (i) the date of the director’s separation from service, (ii) the director’s death, or (iii) the occurrence of a change in control (as such term is defined in our Incentive Plan).

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2012, Ms. Garvey and Messrs. Sullivan and Vandeman served on the Compensation Committee for the entire year. During the fiscal year ended December 31, 2012, there were no interlocks with other companies requiring disclosure under applicable SEC rules and regulations. None of the members of the Compensation Committee is or has been an officer or employee of our company or any of its subsidiaries.

While the Compensation Committee retains ultimate approval authority for executive compensation, it has delegated the authority to negotiate specific terms of certain executive employment agreements to the Chief Executive Officer and the General Counsel.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION*

The Compensation Committee of the board of directors of MPG Office Trust, Inc. has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on such review and discussions with management, the Compensation Committee has approved the inclusion of the Compensation Discussion and Analysis in this Information Statement.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Christine N. Garvey, Chair
Joseph P. Sullivan
George A. Vandeman

_____________

*
The material in this report is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference into any filing by us under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in such filing.

STOCK OWNERSHIP INFORMATION

See Part II, Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Securities Authorized for Issuance under Equity Compensation Plans” in the Company’s Annual Report on Form 10-K filed with the SEC on March 18, 2013 for information regarding securities authorized for issuance under the Company’s equity compensation plans as of December 31, 2012.

Security Ownership of Our Directors and Executive Officers and Current Beneficial Owners

The following table sets forth the only persons known to us to be the beneficial owner, or deemed to be the beneficial owner, of more than 5% of the Company common stock (or Company common stock currently outstanding and Company common stock issuable at our option upon the redemption of noncontrolling common units of the Partnership) as of June 14, 2013:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock (1)	Percent of Common Stock and Units (1)
(a)	(b)	(c)	(d)
Wells Fargo & Company (2) 420 Montgomery Street San Francisco, CA 94104	5,597,662	9.76%	9.74%

DW Investment Management, LP (3) 590 Madison Avenue, 9th Floor New York, NY 10022	4,625,267	8.07%	8.05%

HG Vora Capital Management, LLC (4) 870 Seventh Avenue Second Floor New York, NY 10019	4,521,500	7.89%	7.87%

Appaloosa Partners Inc. (5) c/o Appaloosa Management L.P. 51 John F. Kennedy Parkway Short Hills, NJ 07078	4,099,174	7.15%	7.13%
__________

(1)
Amounts and percentages in this table are based on 57,335,249 shares of Company common stock and 135,526 noncontrolling common units of the Partnership (other than units held by the Company) outstanding as of June 14, 2013. Partnership units are redeemable for cash or, at our option, shares of Company common stock on a one-for-one basis.

(2)
Information regarding Wells Fargo & Company (“WFC”) and Wells Fargo Bank, N.A. (“WFB”) is based solely on a Schedule 13G filed with the SEC on February 13, 2013. The Schedule 13G indicates that (i) WFC had sole voting and dispositive power with respect to 5,596,227 shares of Company common stock and shared voting or dispositive power with respect to 1,435 shares of Company common stock; and (ii) WFB had sole voting and dispositive power with respect to 5,594,220 shares of Company common stock and shared voting or dispositive power with respect to 1,435 shares of Company common stock. The Schedule 13G indicates that WFB is subsidiary of WFC and that aggregate beneficial ownership reported by WFC is on a consolidated basis and includes any beneficial ownership reported by a subsidiary. The business address of WFB is 101 North Phillips Avenue, Sioux Falls, SD 57104.

(3)
Information regarding DW Investment Management, LP (“DWIM”) and DW Investment Partners, LLC (“DWIP”) is based solely on a Schedule 13G filed with the SEC on February 14, 2013. The Schedule 13G indicates that DWIM and DWIP have shared voting and dispositive power with respect to 4,625,267 shares of Company common stock and no sole voting or dispositive power. The Schedule 13G indicates that DWIM serves as the investment manager of the accounts of certain private funds and may direct the vote and dispose of the 4,625,267 shares of Company common stock held by such funds. DWIP serves as the general partner of DWIM and may direct DWIM to direct the vote and disposition of the 4,625,267 shares of Company common stock held by such funds. The business address of DWIP is 590 Madison Avenue, 9th Floor, New York, NY 10022.

(4)
Information regarding HG Vora Special Opportunities Master Fund, Ltd. (the “Fund”), HG Vora Capital Management, LLC (the “Investment Manager”) and Parag Vora is based solely on a Schedule 13G/A filed with the SEC on February 14, 2013. The Schedule 13G/A indicates that (i) the Fund directly owned and had shared voting and dispositive power with respect to 4,521,500 shares of Company common stock and no sole voting or dispositive power; (ii) the Investment Manager may be deemed to have beneficially owned and had shared voting and dispositive power with respect to 4,521,500 shares of Company common stock and no sole voting or dispositive power; and (iii) Mr. Vora may be deemed to have beneficially owned and had shared voting and dispositive power with respect to 4,521,500 shares of Company common stock and no sole voting or dispositive power. The business address of the Fund is Queensgate House, South Church Street, Grand Cayman, KY1-1108, Cayman Islands. The business address of Mr. Vora is 870 Seventh Avenue, Second Floor, New York, NY 10019.

(5)
Information regarding Appaloosa Investment Limited Partnership I (“AILP”), Palomino Fund Ltd. (“Palomino”), Thoroughbred Fund L.P. (“TFLP”), Thoroughbred Master Ltd. (“TML”), Appaloosa Management L.P. (“AMLP”), Appaloosa Partners Inc. (“API”) and David A. Tepper is based solely on a Schedule 13G/A filed with the SEC on February 14, 2013. The Schedule 13G/A indicates that (i) AILP had shared voting and dispositive power with respect to 1,319,771 shares of Company common stock and no sole voting or dispositive power; (ii) Palomino had shared voting and dispositive power with respect to 1,927,644 shares of Company common stock and no sole voting or dispositive power; (iii) TFLP had shared voting and dispositive power with respect to 416,736 shares of Company common stock and no sole voting or dispositive power; (iv) TML had shared voting and dispositive power with respect to 435,023 shares of Company common stock and no sole voting or dispositive power; (v) AMLP had shared voting and dispositive power with respect to 4,099,174 shares of Company common stock and no sole voting or dispositive power; (vi) API had shared voting and dispositive power with respect to 4,099,174 shares of Company common stock and no sole voting or dispositive power; and (vii) Mr. Tepper had shared voting and dispositive power with respect to 4,099,174 shares of Company common stock and no sole voting or dispositive power. The Schedule 13G/A indicates that Mr. Tepper is the sole stockholder and the President of API. API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interest in, AMLP. AMLP is the general partner of AILP and TFLP, and acts as investment advisor to Palomino and TML.

The following table sets forth the beneficial ownership of the Company common stock (or Company common stock currently outstanding and Company common stock issuable at ourupon the redemption of noncontrolling common units of the Partnership) of (1) our current directors, (2) our Chief Executive Officer, (3) our Chief Accounting Officer, (4) each of our other current executive officers, other than our Chief Executive Officer, as of June 14, 2013, and (5) our current directors and executive officers as a group, in each case as of June 14, 2013. In preparing this information, we relied solely upon information provided to us by our directors and current executive officers.

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Common Stock (3)	Percent of Common Stock and Units (3)
(a)	(b)	(c)	(d)
David L. Weinstein (4)	931,217	1.61%	1.61%
Kelly E. Samuelson (5)	26,137	*	*
Peggy M. Moretti (6)	68,395	*	*
Christopher M. Norton (7)	—	*	*
Robert M. Deutschman (8)	—	*	*
Christine N. Garvey (9)	108,960	*	*
Michael J. Gillfillan (10)	97,500	*	*
Edward J. Ratinoff (8)	—	*	*
Joseph P. Sullivan (10)	97,500	*	*
George A. Vandeman (11)	73,500	*	*
Paul M. Watson (12)	113,500	*	*
Directors and Executive Officers as a group (11 persons) (13)	1,516,709	2.60%	2.59%
_________
*    Less than 1.0%.

(1)	The address for each listed beneficial owner is c/o MPG Office Trust, Inc., 355 South Grand Avenue, Suite 3300, Los Angeles, California 90071.

(2)
Unless otherwise indicated, each person is the direct owner of and has sole voting and dispositive power with respect to such common stock. Amounts and percentages in this table are based on 57,335,249 shares of Company common stock and 135,526 noncontrolling common units of the Partnership (other than units held by the Company) outstanding as of June 14, 2013. Partnership units are redeemable for cash or, at our option, shares of Company common stock on a one-for-one basis.

(3)
The total number of shares outstanding used in calculating the percentages shown in Columns (c) and (d) assumes that all Company common stock that each person has the right to acquire upon exercise of stock options within 60 days of June 14, 2013 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other beneficial owner.

(4)
Includes (i) 428,717 shares of Company common stock held directly and (ii) 502,500 shares of Company common stock issuable upon exercise of stock options. Excludes 1,200,000 restricted stock units, of which 719,453 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the last regularly scheduled vesting date (December 19, 2013 with respect to 600,000 restricted stock units and June 29, 2015 with respect to 600,000 restricted stock units), the date of the occurrence of a change in control or the date of Mr. Weinstein’s separation from service for any reason.

(5)
Includes (i) 15,927 shares of Company common stock held directly, (ii) 2,043 shares of unvested restricted common stock, and (iii) 8,167 shares of Company common stock issuable upon exercise of stock options. Excludes 40,529 restricted stock units, of which 27,871 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the last regularly scheduled vesting date (December 9, 2013 with respect to 12,165 restricted stock units, December 19, 2013 with respect to 14,182 restricted stock units and June 29, 2015 with respect to 14,182 restricted stock units), the date of the occurrence of a change in control or the date of Ms. Samuelson’s separation from service for any reason.

(6)
Includes (i) 8,395 shares of Company common stock held directly and (ii) 60,000 shares of Company common stock issuable upon exercise of stock options. Excludes 208,640 restricted stock units, of which 180,600 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the last regularly scheduled vesting date (October 2, 2013 with respect to 79,250 restricted stock units, December 9, 2013 with respect to 85,000 restricted stock units, December 19, 2013 with respect to 24,390 restricted stock units and June 29, 2015 with respect to 20,000 restricted stock units), the date of the occurrence of a change in control or the date of Ms. Moretti’s separation from service for any reason.

(7)
Excludes 108,780 restricted stock units, of which 62,693 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the last regularly scheduled vesting date (December 19, 2013 with respect to 48,780 restricted stock units and June 29, 2015 with respect to 60,000 restricted stock units), the date of the occurrence of a change in control or the date of Mr. Norton’s separation from service for any reason.

(8)
Excludes 51,875 restricted stock units, of which 26,249 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the date of the grantee’s death, the date of the occurrence of a change in control or the date of the grantee’s separation from service for any reason.

(9)
Includes (i) 4,460 shares of Company common stock held indirectly, (ii) 2,000 shares of Company common stock held directly and (iii) 102,500 shares of Company common stock issuable upon exercise of stock options. Excludes 50,000 restricted stock units, of which 24,999 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the date of Ms. Garvey’s death, the date of the occurrence of a change in control or the date of Ms. Garvey’s separation from service for any reason.

(10)
Includes 97,500 shares of Company common stock issuable upon exercise of stock options. Excludes 50,000 restricted stock units, of which 24,999 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the date of the grantee’s death, the date of the occurrence of a change in control or the date of the grantee’s separation from service for any reason.

(11)
Includes (i) 1,000 shares of Company common stock held directly and (ii) 72,500 shares of Company common stock issuable upon exercise of stock options. Excludes 50,000 restricted stock units, of which 24,999 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the date of Mr. Vandeman’s death, the date of the occurrence of a change in control or the date of Mr. Vandeman’s separation from service for any reason.

(12)
Includes (i) 11,000 shares of Company common stock held indirectly and (ii) 102,500 shares of Company common stock issuable upon exercise of stock options. Excludes 50,000 restricted stock units, of which 24,999 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the date of Mr. Watson’s death, the date of the occurrence of a change in control or the date of Mr. Watson’s separation from service for any reason.

(13)
Excludes 1,911,699 restricted stock units, of which 1,168,110 units will be vested within 60 days of June 14, 2013. Vested restricted stock units will not be distributed in shares of Company common stock or, at our option, paid in cash until the earliest to occur of the anniversary of the date of grant (or in the case of members of our board of directors, their date of death), the date of the occurrence of a change in control or the date of the grantee’s separation from service for any reason.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that the Company’s executive officers and directors, and beneficial owners of more than 10% of a registered class of the Company’s equity securities, file reports of ownership and changes in ownership of such securities with the SEC. Such officers, directors and greater than 10% stockholders are also required to furnish the Company with copies of all Section 16 (a) forms they file.

Based on our review of the copies of all Section 16(a) forms received by the Company and other information, we believe that with regard to the fiscal year ended December 31, 2012, all filing requirements of the Company’s executive officers, directors and greater than 10% stockholders were complied with, except for the June 29, 2012 grant of 16,000 restricted stock units to Ms. Lazar was not reported on a timely basis but was subsequently reported on a Form 4 filed on December 4, 2012.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company had no transactions with related persons as defined in Item 404 of Regulation S-K during the fiscal year ended December 31, 2012, and the Company is not aware of any proposed transactions with related persons.